Filed Pursuant to Rule 424(b)(3)
Registration Number 333-136857

PROSPECTUS

FLAGSHIP GLOBAL HEALTH, INC.

18,960,014 SHARES OF COMMON STOCK

Prospectus Supplement No. 1
to Prospectus dated September 11, 2006
____________________________

This Prospectus Supplement No. 1 supplements and amends the prospectus dated September 11, 2006 (the “Prospectus”) relating to the resale of up to 18,960,014 shares of our common stock which may be offered from time to time by the selling stockholders identified in the Prospectus for their own accounts. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the original Prospectus.

This Prospectus Supplement No. 1 is being filed to update the original Prospectus with respect to developments in Flagship Global Health, Inc.’s  (“Flagship” or the “Company”) business that have occurred since the date of the original Prospectus and to include Flagship’s audited financial statements for the year ended December 31, 2006.  This Prospectus Supplement No. 1 modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement No. 1. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Flagship’s Common Stock is quoted on the Over the Counter Bulletin Board (the “OTCBB”) under the symbol “FGHH”. The shares of Common Stock being offered for sale by the selling stockholders may be sold at the prevailing market price or in negotiated transactions. As of  August 15, 2007, the last reported sale of our Common Stock was $1.30 per share. These prices will fluctuate based on the demand for the shares of our Common Stock.

See "Risk Factors" beginning on page 4 for risks of an investment in the securities offered by this Prospectus, which you should consider before you purchase any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

____________________________

The date of this Prospectus is August 16, 2007.

This Prospectus is not an offer to sell any securities other than the shares of Common Stock offered hereby. This Prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this Offering, Flagship, or the shares of Common Stock offered hereby that is different from the information included in this Prospectus. You should not assume that the information in this Prospectus, or any supplement to this Prospectus, is accurate at any date other than the date indicated on the cover page of this Prospectus or any supplement to it.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
OUR COMPANY	1
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS	10
USE OF PROCEEDS	11
DILUTION	11
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
BUSINESS	19
PRINCIPAL STOCKHOLDERS	32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	34
DESCRIPTION OF SECURITIES	35
SHARES ELIGIBLE FOR FUTURE SALE	36
SELLING STOCKHOLDERS	37
PLAN OF DISTRIBUTION	39
LEGAL MATTERS	41
EXPERTS	41
INTERESTS OF NAMED EXPERTS AND COUNSEL	42
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURE	42
AVAILABLE INFORMATION	43
INDEX TO FINANCIAL STATEMENTS	F-1 and F-17

All references to “Company”, “our”, “us”, or “we” shall apply to Flagship Global Health, Inc. and Flagship Patient Advocates, Inc.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this Prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

OUR COMPANY

Flagship Global Health, Inc. (“Flagship” or the “Company”) (formerly known as Patients & Physicians, Inc.) was organized on February 5, 1993, and is an international membership-based health assurance company providing physician referrals on a priority basis, emergent care needs, a personal electronic internet-based medical record repository and air evacuation to its members, all linked by a sophisticated IT management system for its members, whether they are at home or traveling. Acting as a member’s healthcare advocate, we are focused on providing priority access to renowned and clinically acclaimed physicians, which are typically difficult to access. Rather than simply providing names, we offer referrals, priority appointments, personalized advocacy services, on-line repository for health records and air evacuation services to our members, all linked by a sophisticated and proprietary information management system. For the Company, healthcare advocacy means bringing about the delivery of exceptional “medicine at the speed of need” to each of our members. The Company derives revenue from the sale of annual memberships to a combination of various service offerings. Flagship was incorporated in the State of Delaware on February 5, 2004, as a new corporation. Flagship was founded by a group of physicians and entrepreneurs.

On June 27, 2006, Flagship closed an Exchange Agreement (the “Share Exchange”) with all of the stockholders of Flagship Patient Advocates, Inc. (“Advocates”) whereby Flagship acquired all of the issued and outstanding capital stock of Advocates. Upon completion of the Share Exchange, Advocates stockholders controlled approximately 99% of the then issued and outstanding common stock. Prior to the Share Exchange, Flagship was a shell company. Post the Share Exchange, Advocates business activities were the activities of Flagship. As a result of these factors, this transaction has been treated as a reverse merger and a capital transaction, equivalent to the issuance of stock by Advocates for Flagship’s net assets and, accordingly, the historical financial statements prior to June 27, 2006 are those of Advocates. All shares and per share data prior to the Share Exchange have been restated to reflect the stock issuances and the effect of the closing of the Share Exchange.

On January 12, 2007, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware, pursuant to which Flagship merged with its wholly owned subsidiary, Advocates. As a result of the merger, Flagship assumed all the obligations of Advocates and the operations of Advocates were dissolved. As the surviving entity, Patients & Physicians, Inc. changed its name to Flagship Global Health, Inc. on January 12, 2007.

Going Concern

As a result of the Share Exchange with Advocates, Flagship now has assets and revenue. The historical financial information presented in this registration statement (the “Registration Statement”) is that of Flagship. Our consolidated financial statements have been prepared assuming we will continue as a going concern. We have experienced net losses from operations of $13,154,965 for the year ended December 31, 2006 and $3,255,877 for the three months ended March 31, 2007. In addition, we have a working capital deficit of $7,107,518 at March 31, 2007. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Assurances cannot be given that adequate financing can be obtained to meet our capital needs. If we are unable to generate profits and unable to continue to obtain financing to meet our working capital requirements, we may have to sharply curtail our business or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Although the Company has recently completed a $15 million equity financing in July 2007, should any of these events not occur, we will be adversely affected and we may have to cease operations.

Risk Factors

Our financial condition, business, operations and prospects involve a high degree of risk. You should carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 4 of this Prospectus.

General

The Company’s principal executive offices are located at 220 West 42nd Street, 23rd Floor, New York, New York 10036 and the Company’s telephone number at that address is (212) 340-9100. The Company has a corporate internet website at www.flagshipglobalhealth.com. The reference to this website address does not constitute incorporation by reference of the information contained therein.

About this Offering

This Offering relates to the resale of up to 18,960,014 shares of Common Stock, of which 7,888,890 shares are issuable upon the conversion of the Convertible Notes, 1,902,174 shares are issuable upon the exercise of outstanding warrants, 7,968,950 shares issued in connection with the Share Exchange to stockholders as a one-time commitment fee, and 1,200,000 shares issuable to the broker in connection with the Share Exchange. All of the 18,960,014 shares, when sold, will be sold by these selling stockholders.

Common Stock Offered	18,960,014 shares
Common Stock Offered by the Selling Stockholders
18,960,014 shares. The 1,902,174 warrant shares included in such shares will be issued by the Company. Although the Company will not receive any of the proceeds from the sale of the shares, it will receive proceeds from the exercise of certain outstanding warrants included therein.

Common Stock Outstanding at July 25, 2007	68,564,387
Use of Proceeds of the Offering	We will not receive any proceeds from the sale of shares by the Offering, except upon exercise of certain outstanding warrants.
Over the Counter Bulletin Board Ticker Symbol	FGHH

Selected Financial Information

The selected financial information presented below is derived from and should be read in conjunction with our financial statements, including notes thereto, appearing elsewhere in this Prospectus. See “Financial Statements.”

Summary Operating Information

	For the three months ended		For the years ended
	March 31, 2007 (Unaudited)	March 31, 2006 (Unaudited)	December 31, 2006	December 31, 2005
Revenues	$50,902	$7,014	$73,419	$5,194
Total operating expenses	$2,306,376	$2,284,287	$9,646,499	$7,550,854
Net loss	$(3,255,877)	$(3,035,474)	$(13,154,965)	$(7,599,177)
Net loss per common share, basic and diluted	$(0.06)	$(0.08)	$(0.27)	$(0.22)
Weighted average number of shares outstanding basic and diluted	58,862,329	39,794,122	49,350,388	34,069,022

Summary Balance Sheet Data

	March 31, 2007(Unaudited)	December 31, 2006
Total current assets	$428,319	$1,104,692
Total assets	$1,873,615	$2,583,856
Total current liabilities	$7,535,837	$6,177,598
Total liabilities	$10,286,605	$9,127,109
Total stockholders’ (deficit)	$(8,412,990)	$(6,543,253)

RISK FACTORS

You should carefully consider the risks described below before investing in the Company. We consider these risks to be significant to your decision whether to invest in our Common Stock at this time. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our Common Stock could decline and you may lose all or part of your investment.

Risks Relating To Our Business

The Company’s business is difficult to evaluate because it has a limited operating history.

The Company has a limited operating history and participates in a relatively new and rapidly evolving market. The business has undergone significant transformation during its short history as a result of changes in the services and products offered, changes in market conditions, and changes in our targeted membership, and is expected to continue to change for similar reasons. We cannot assure you that our current business strategy will be successful in the long term.

Many companies with business plans based on providing similar healthcare products and services have failed to be successful. We have experienced significant losses since inception and, even if demand from members exists, we cannot assure you that our business will be successful.

The Company has a history of significant losses and may not be profitable in the future and has going concern considerations.

Flagship has a history of net losses and has an accumulated deficit of $27,862,082 from inception through March 31, 2007. This is an unconsolidated figure and does not include losses of Flagship prior to the Share Exchange. Furthermore, developing the Company’s business strategy and expanding the Company’s services will require additional capital and other expenditures. Accordingly, if the Company is not able to increase its revenue, it may never achieve or sustain profitability. You should not rely on the results for any particular period as an indication of our future performance. It is possible that, in future periods, our results of operations may be below the expectations of public market analysts and investors. Fluctuations in our quarterly operating results or our inability to achieve or maintain profitability may cause volatility in the price of our Common Stock in the public market. In light of these factors, among others, our independent registered public accounting firm has stated that there is substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result for the outcome of this uncertainty.

The Company may be unable to fund future growth.

The Company’s business strategy calls for expansion through an increase in sales of membership by its internal and external sales forces. To this end, the Company has decided to invest substantial funds to increase its sales and marketing resources in order to grow revenues. In order to implement this strategy, the Company will require funding for additional personnel, capital expenditures and other expenses, as well as for working capital purposes. Financing may not be available to the Company on favorable terms, if at all. If adequate funds are not available on acceptable terms, then the Company may not be able to meet its business objectives for expansion. This, in turn, could harm the Company’s business, results of operations and financial condition. In addition, if the Company raises additional funds through the issuance of equity or convertible debt securities, or a combination thereof, then the shareholders will suffer dilution, and any new securities may have rights, preferences and privileges senior to those of our Common Stock. Furthermore, if the Company raises capital or acquires businesses by incurring indebtedness, the Company will become subject to the risks associated with indebtedness, including interest rate fluctuations and any financial or other covenants that the Company’s lender may require. Moreover, if the Company’s strategy to increase its sales and marketing resources in order to grow revenues does not produce the desired result, then the Company may incur significant, unrecoverable expenses.

The Company’s growth may be limited if it is unable to attract and retain qualified personnel.

The Company’s business is largely dependent on the skills, experience and performance of key members of the Company’s senior management team. The Company plans to increase its sales and marketing personnel, as well as enter into agreements with independent third parties to sell products and services in order to grow revenue. The Company believes that its success depends largely on its ability to attract and retain highly-skilled and qualified technical, managerial and marketing personnel and enter into agreements with third parties. The market for highly skilled engineering, sales, marketing and support personnel is highly competitive as a result of the limited availability of technically-qualified personnel with the requisite understanding of the markets which the Company serves. The inability to hire or retain qualified personnel may hinder the Company’s ability to implement its business strategy and may harm its business.

Lengthy sales and implementation cycles for the Company’s products and services makes it difficult to forecast revenues and, as a result, may have an adverse impact on the Company’s business.

The period from the Company’s initial contact with potential corporate buyers to the consummation of an agreement to offer the Company’s product to its employees is difficult to predict. These sales may be subject to delays due to a client’s internal procedures for approving such expenditures and other factors beyond the Company’s control. Implementation may be subject to delays based on the availability of the internal resources of the client that are needed, acceptance by potential members and other factors outside of the Company’s control. As a result, the Company has limited ability to forecast the timing of revenue from new members. This, in turn, makes it more difficult to predict the Company’s financial performance from quarter to quarter.

During the sales cycle and the implementation period, the Company may expend substantial time, effort and money preparing contract proposals and negotiating contracts without receiving any related revenue. In addition, many of the expenses related to providing the Company’s services are relatively fixed in the short term, including personnel costs, fixed overhead, and technology and infrastructure costs. As a result, the Company may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall or delay, in which case the Company’s results of operations would suffer. In addition, in an attempt to enhance the Company’s long-term competitive position, the Company may from time to time make decisions regarding pricing, marketing, services and technology that could have a near-term adverse effect on the Company’s operating results.

The Company faces significant competition for its products and services.

The markets in which the Company operates are intensely competitive, continually evolving and, in some cases, subject to rapid change. The Company expects the intensity of competition and the pace of change either to be maintained or at least be increased in the future. Many of the Company’s potential competitors may have greater financial, technical, product development, marketing and other resources than the Company. These organizations may be better known than the Company and may have more customers or users than the Company does. The Company cannot provide assurance that the Company will be able to compete successfully against these organizations or any alliances they have formed or may form.

If the Company is unable to provide priority access to high quality healthcare that attracts and retains members, the Company’s revenues will be reduced.

Interest in the Company’s products and services is based upon the Company’s ability to provide members with referrals and priority access to the Company’s network physicians. Although the Company has been able to continue to maintain and expand this network, if the Company is unable to continue to do so for any reason, the value of a membership would diminish and membership interest in the Company products and services would be adversely affected. Similarly, the Company’s ability to maintain or increase the number of highly qualified physicians in its network is based upon the Company’s ability to provide the physicians with incentive to continue to participate in the network. We cannot assure you that the Company will be able to retain qualified physicians to provide referral and priority access to members. If the Company is unable to provide high quality physicians to its members, the quality of the Company’s products and services will be reduced.

The Company is exposed to the general condition of the healthcare market.

The Company’s business is subject to global economic conditions, and in particular, market conditions in the healthcare industry. The Company’s operations may be adversely affected by the continued declines in employee benefit spending by large corporations and small to medium sized businesses. If global economic conditions worsen, or a prolonged slowdown in providing such benefits exists, then the Company may experience adverse operating results.

The Company’s products and services may not achieve acceptance in the marketplace.

The Company intends to offer its membership based products and services to large corporations, small to medium sized businesses and individuals. The markets for these products are relatively new, unpredictable and rapidly evolving. Lack of acceptance in the marketplace for these new products and services could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks Related to Our Stock Being Publicly Traded

We will incur increased costs as a result of being a publicly-traded company.

As a publicly-traded company, we will incur legal, accounting and other expenses that we did not incur as a privately held company, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, or the Exchange Act, recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, and other rules implemented relatively recently by the Securities and Exchange Commission (the “SEC”) and The NASDAQ National Market. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these rules and regulations will make it more difficult and more expensive for us to obtain directors and officers’ liability insurance.

We do not intend to pay dividends on our Common Stock.

We have never declared or paid any cash dividend on our Common Stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Penny stock rules could make it hard to resell your shares.

The Company’s Common Stock is traded on the OTCBB.  An investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock. In addition, rules promulgated by the SEC impose various practice requirements on broker-dealers who sell securities that fail to meet certain criteria set forth in those rules to persons other than established customers and accredited investors. Consequently, the liquidity of the Company’s securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company’s securities than might otherwise be attained.

The Company may be subject to litigation.

The Company may be subject to claims involving how the Company conducts its business. Any such claims against the Company may affect its business, results of operations and financial conditions. Such claims, including those without merit, could require the Company to pay damages or settlement amounts and would require a substantial amount of time and attention from the Company’s senior management as well as considerable legal expenses. Although the Company does not anticipate that its activities would warrant such claims, there can be no assurances that such claims will not be made.

The Company lacks accounting and reporting controls.

The Company’s Chief Financial Officer is solely responsible for the accounting and reporting functions for the Company and outsources certain of its accounting and finance functions to an independent third party. As a result, the Company currently has limited segregation of duties regarding the Company’s accounting and reporting functions. Management recognizes this limited segregation of duties as a deficiency in the Company’s internal controls and is implementing procedures to mitigate this deficiency. The Company anticipates that it will undertake additional remedial measures during the last half of 2007.

Government regulation of healthcare creates risks and challenges with respect to Flagship’s compliance efforts and business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new Federal and state laws and regulations affecting the healthcare industry could create unexpected liabilities for the Company and cause the Company to incur additional costs and restrict the Company’s operations. Many healthcare laws are complex and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare products and services that the Company provides. However, these laws and regulations may nonetheless be applied to the Company’s products and services. As an international company, the Company may conduct business in a number of countries and thus may be subjected to local business practices, laws and regulations. The Company's increasing penetration into the Chinese market in particular is a significant risk to our business. Management’s failure to accurately anticipate the application of these laws and regulations, or other failures to comply, could create liability, result in adverse publicity and negatively affect our businesses. Some of the risks the Company faces from healthcare regulation are as follows:

•	Anti-kickback Laws

There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program.

The laws in this area are broadly written and it is often difficult to determine precisely how the laws will be applied in specific circumstances. Penalties for violating the federal anti-kickback law include imprisonment, fines and exclusion from participating, directly or indirectly, in Medicare, Medicaid and other federal healthcare programs. Any determination by a state or federal regulatory agency that any of the Company’s practices violate any of these laws could subject the Company to civil or criminal penalties and require the Company to change or terminate some portions of its business and could have an adverse effect on the Company’s business. Even an unsuccessful challenge by regulatory authorities of the Company’s practices could result in adverse publicity and be costly for the Company to defend.

•	Medical Professional Regulation

The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. If a state determines that some portion of the Company’s business violates these laws, it may seek to have the Company discontinue those portions or subject the Company to penalties or licensure requirements. Any determination that the Company is a healthcare provider and has acted improperly as a healthcare provider may result in liability to the Company.

The Company faces potential liability related to the privacy and security of personal information it collects from consumer and healthcare professionals through its websites.

Internet user privacy has become a major issue both in the United States and abroad. The Company has privacy policies posted on its website that the Company believes comply with applicable laws requiring notice to users about the Company’s information collection, use and disclosure practices. However, whether and how existing privacy and consumer protection laws in various jurisdictions apply to the Internet is still uncertain and may take years to resolve. Any legislation or regulation in the area of privacy of personal information could affect the way the Company operates its website and could harm its business. Further, the Company cannot assure you that the privacy policies and other statements on its website or its practices will be found sufficient to protect the Company from liability or adverse publicity relating to the privacy and security of personal information.

Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress established a set of federal national privacy standards for the protection by health plans, healthcare clearinghouses, healthcare providers and their business associates of individually identifiable health records. While the Company’s members own and control their own personal health records, the Company’s maintenance of these records using Global Health IDTM may subject the Company to HIPAA regulations. Furthermore, legislation regarding HIPAA is evolving and often confusing as it applies to new businesses such as the Company. Violation of HIPAA could result in substantial penalties that could adversely affect the Company’s future.

Risks Related To This Offering

Future Sales By Our Stockholders May Negatively Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings.

Sales of our Common Stock in the public market following this Offering could lower the market price of our Common Stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 68,564,387 shares of Common Stock outstanding as of July 25, 2007, 9,390,302 shares are, or will be, freely tradable without restriction, unless held by our "affiliates". The remaining 59,174,085 shares of Common Stock, which will be held by existing stockholders, including the officers and directors, are "restricted securities" and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144.

The Sale Of Our Common Stock Under The Convertible Notes Could Encourage Short Sales By Third Parties, Which Could Contribute To The Future Decline Of Our Stock Price.

On January 30, 2006, Flagship entered the Laurus Securities Agreement with Laurus. Under the Laurus Securities Agreement, Laurus purchased the Laurus Convertible Note from Flagship in the aggregate principal amount of $4,100,000, which was collateralized by substantially all the assets of Flagship. In addition, on January 30, 2006, Flagship entered into the Junior Securities Agreement with holders of Flagship’s short-term notes. Under the Junior Securities Agreement the Junior Note Holders agreed to invest $3,000,000, including the conversion of $2,600,000 of previously issued short-term notes, into the Junior Notes in Flagship. The Convertible Notes have substantially the same terms. The Convertible Notes bear interest at 1.0% above the prime rate, with a minimum interest rate of 7% and are convertible into Common Stock of Flagship at a fixed conversion price of $0.90 per share at the election of the Investors.

On August 22, 2006, Flagship, Advocates and Laurus entered into the Amended and Restated Financing Documents, whereby Flagship assumed the obligations of Flagship. In connection with the Share Exchange and the Amended and Restated Financing Documents, on August 22, 2006, Flagship and Advocates executed a Guaranty and the Joinder Agreement, whereby Flagship assumed all of the obligations of Advocates to the Junior Note Holders.

In many circumstances the provision of financing based on floating-rate convertible notes has the potential to cause a significant downward pressure on the price of common stock. This is especially the case if the shares being placed into the market exceed the market's ability to take up the increased stock. Such an event could place further downward pressure on the price of common stock. With the pending sale of our Common Stock under the terms of the Convertible Notes, the opportunity exists for short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares, thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market of our stock, the price will likely decline.

Our Common Stock May Be Affected By Limited Trading Volume And May Fluctuate Significantly, Which May Affect Our Shareholders' Ability To Sell Shares Of Our Common Stock.

Prior to this filing, there has been a limited public market for our Common Sock and there can be no assurance that a more active trading market for our Common Stock will develop. An absence of an active trading market could adversely affect our shareholders' ability to sell our Common Stock in short time periods, or possibly at all. Our Common Stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our Common Stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our Common Stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our Common Stock will be stable or appreciate over time. The factors may negatively impact shareholders' ability to sell shares of our Common Stock.

The Price You Pay In This Offering Will Fluctuate And May Be Higher Or Lower Than The Prices Paid By Other People Participating In This Offering.

The price in this Offering will fluctuate based on the prevailing market price of the Common Stock on the OTCBB. Accordingly, the price you pay in this Offering may be higher or lower than the prices paid by other people participating in this Offering.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this Prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

This Prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis" and "Description of Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

USE OF PROCEEDS

This Prospectus relates to shares of our Common Stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of Common Stock in this Offering.

We will receive net proceeds of up to approximately $1,750,000 upon the due exercise, if any, of outstanding warrants. The Company currently anticipates applying the total proceeds from the exercise of the warrants as follows:

Application of Proceeds	Approximate Dollar Amount	Approximate Percentage of Net Proceeds
Working capital and general corporate purposes	$1,750,000	100%

DILUTION

The net tangible book value of the Company as of March 31, 2007 was ($8,517,070) or ($0.144) per share of Common Stock outstanding on March 31, 2007. Net tangible book value per share is determined by dividing the tangible book value of the Company (i.e., total assets less total intangible assets less total liabilities) by the number of outstanding shares of our Common Stock. Since this Offering is being made solely by the selling stockholders and none of the proceeds will be paid to the Company, our total assets less total intangible assets will be unaffected by this Offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s Common Stock is quoted on the OTCBB under the symbol “FGHH”. The following table sets forth on a per share basis for the periods shown, the high and low closing bid prices of our Common Stock. The quotes below have been adjusted for a one (1) for one hundred twenty five (125) reverse stock split approved on June 27, 2006 by the shareholders. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Market Information Closing Bid Prices (1)

	High	Low
Year Ended December 31, 2007
1st Quarter	$2.75	$0.37
2nd Quarter	$2.60	$0.76
Year Ended December 31, 2006
1st Quarter	$3.75	$1.50
2nd Quarter	$20.00	$1.88
3rd Quarter	$23.75	$8.75
4th Quarter	$11.00	$0.25
Year Ended December 31, 2005
1st Quarter	$0.62	$0.62
2nd Quarter	$0.75	$0.75
3rd Quarter	$1.25	$1.25
4th Quarter	$1.25	$1.25

_____________________________

(1) The above tables set forth the range of high and low closing bid prices per share of the Company’s Common Stock as reported by Yahoo Finance for the periods indicated.

When the trading price of the Company’s Common Stock is below $5.00 per share, the Common Stock is considered to be a "penny stock" that is subject to rules promulgated by the Securities and Exchange Commission (Rule 15-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the SEC’s standardized risk disclosure document; (b) providing customers with current bid and ask prices; (c) disclosing to customers the brokers-dealer's and sales representatives compensation; and (d) providing to customers monthly account statements.

Holders

As of July 25, 2007, we had 174 shareholders of our Common Stock and 68,564,387 shares of our Common Stock were issued and outstanding.

Dividend Policy

The holders of the Company’s Common Stock are entitled to receive dividends if and when declared by the Board of Directors (the “Board”), out of funds legally available therefore and to share pro-rata in any distribution to the shareholders. Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes. We do not anticipate declaring or paying any cash dividends in the foreseeable future. All cash resources are expected to be invested in developing our business plan.

Equity Compensation Plan as of December 31, 2006

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses information as of December 31, 2006 with respect to compensation plans (including individual compensation arrangements) under which the Company’s equity securities are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders (1)	7,213,250	$0.72	574,000
Equity compensation plans not approved by security holders	0	0	0
Total	7,213,250	$0.72	574,000

(1) Consists of securities available for issuance pursuant to Flagship Amended and Restated 2006 Stock Option and Grant Plan, which has been approved by our Board and Stockholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Discussion on Results of Operations and Analysis of Financial Condition

Overview

Corporate History

Flagship Global Health, Inc (“Flagship”) (formerly known as Patients & Physicians, Inc.) was organized on February 5, 1993.

On June 27, 2006, Flagship closed an Exchange Agreement (the “Share Exchange”) with all of the stockholders of Flagship Patient Advocates, Inc. (“Advocates”) whereby Flagship acquired all of the issued and outstanding capital stock of Advocates. Upon completion of the Share Exchange, Advocates stockholders controlled approximately 99% of the then issued and outstanding common stock. Prior to the Share Exchange, Flagship was a shell company. Post the Share Exchange, Advocates business activities were the activities of Flagship. As a result of these factors, this transaction has been treated as a reverse merger and a capital transaction, equivalent to the issuance of stock by Advocates for Flagship’s net assets and, accordingly, the historical financial statements prior to June 27, 2006 are those of Advocates. All shares and per share data prior to the Share Exchange have been restated to reflect the stock issuances and the effect of the closing of the Share Exchange.

On January 12, 2007, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware, pursuant to which Flagship merged with its wholly owned subsidiary, Advocates. As a result of the merger, Flagship assumed all the obligations of Advocates and the operations of Advocates were dissolved. As the surviving entity, Patients & Physicians, Inc. changed its name to Flagship Global Health, Inc. on January 12, 2007.

In connection with the Share Exchange, the stockholders of Advocates acquired the majority of the voting shares of Flagship, with Flagship carrying on the business of Advocates, and the officers and directors of Advocates became the officers and directors of Flagship. Therefore, the transaction is being accounted for as Advocates being the accounting acquirer (legal acquiree) and Flagship being the accounting acquiree (legal acquirer). Since at the closing Flagship was a non-operating shell corporation no longer meeting the definition of a business as defined in EITF Consensus 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, the transaction is equivalent to Advocates issuing stock for the net liabilities of Flagship, accompanied by a recapitalization. The accounting will be identical to that resulting from a reverse acquisition, except that there will be no adjustments to the historic carrying values of the assets and liabilities.

Prior to the Share Exchange, Flagship was a shell company whose primary business objective was to merge with an operating entity.

Flagship is an international membership-based, private medical group dedicated to obtaining the highest level of healthcare services for its members, whether they are at home or traveling. Acting as a member’s healthcare advocate, Flagship is focused on providing priority access to renowned and clinically acclaimed physicians, which are typically difficult to access. Rather than simply providing names, Flagship offers physician referrals on a priority basis, emergent care needs, a personal electronic internet-based medical record repository and air evacuation to its members, to its members, all linked by a sophisticated and proprietary information management system. For Flagship, healthcare advocacy means bringing about the delivery of exceptional “medicine at the speed of need” to each of our members. The Company derives revenue from the sale of annual memberships to a combination of various service offerings.

Critical Accounting Policies

Refer to the Company’s audited financial statements for the year ended December 31, 2006 included elsewhere in this registration statement in our Form 10-KSB, filed with the SEC on April 2, 2007, for a summary of the Company’s significant accounting policies.

Revenue Recognition

We derive revenue from the sale of memberships to individuals and institutions for access to its healthcare service offerings.

We recognize revenues in accordance with Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”) as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, revised and updated (“SAB No. 104”). SAB No. 104 stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. We sell memberships to individuals and institutions for access to its healthcare service offerings. The Company recognizes revenue ratably over the life of the membership.

To date, our memberships have been marketed only through its in-house sales force and a network of independent brokers.

In the broker channel, we recognize revenue when the broker distributor sells our memberships, provided we have satisfied all other terms and conditions.

Stock-Based Compensation

We have adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which requires the recognition of compensation expense for employee stock options and other share-based payments. SFAS No. 123(R) was issued in December 2004. Under this method of adoption, expense related to employee stock options and other share-based payments is recognized over the relevant service period based on the fair value of each stock option grant.

We have accounted for non-employee compensation expense in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), which requires non-employee stock options to be measured at their fair value as of the earlier of the date at which a commitment for performance to earn the equity instruments is reached (“performance commitment date”) or the date at which performance is complete (“performance completion date”). Accounting for non-employee stock options, which involve only performance conditions when no performance commitment date or performance completion date has occurred as of the interim financial reporting date, requires measurement at the instruments then-current fair value.

We have followed the guidance outlined in Financial Accounting Standards Board (“FASB”) Interpretations (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”), as it relates to computing expense when appreciation rights vest over time. As of March 31, 2007, we accounted for 1,910,000 options under the guidance of EITF 96-18.

The fair value of each stock option grant to employees is estimated on the date of grant. The fair value of each stock option grant to non-employees is estimated on the applicable performance commitment date, performance completion date, or interim financial reporting date.

Results Of Operations For The Three Months Ended March 31, 2007 Compared To The Three Months Ended March 31, 2006

Our activities to date have been focused on developing a membership-based specialty healthcare advocacy company providing physician referrals, on a priority basis, and emergent care needs to its members, all linked by a sophisticated management system and is still a development stage company. Our operating activities to date have consisted primarily of developing our membership and physician databases and establishing our physician network. We had revenues of $50,902 and total net costs and expenses of $3,299,504 for the three months ended March 31, 2007 compared to revenues of $7,014 and total net costs and expenses of $3,040,289 for the three months ended March 31, 2006.

Revenues

Our total revenue increased to $50,902 for the three months ended March 31, 2007 versus $7,014 for the three months ended March 31, 2006. The increase is a result of sales of memberships which began in late 2005. We are still in the stages of early product and services development and we do not expect to generate significant revenue from our various product lines until the second half of 2007.

Costs of Revenue

Our total costs of revenue increased to $7,275 for the three months ended March 31, 2007 versus $2,199 for the three months ended March 31, 2006. The increase is directly related to costs associated with membership sales which began in late 2005.

Total Expenses

Total operating expenses for the three months ended March 31, 2007 were $2,306,376 compared to $2,284,287 for the three months ended March 31, 2006, an increase of $22,089 or approximately 1.0%. These expenses incurred during the three months ended March 31, 2007 and 2006 are set forth below in further detail.

Membership services expenses. Membership services expenses increased by $32,857 or 5.1% to $674,818 for the three months ended March 31, 2007 versus $641,961 for the three months ended March 31, 2006. This change was primarily due to an increase of $128,632 attributable to the amortization of stock options, offset by a decrease of $70,256 in salaries due to a reduction in personnel and a reduction of $23,423 in stipends paid to Chiefs and Regional Medical Directors.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $10,768 to $1,631,558 for the three months ended March 31, 2007 as compared to $1,642,326 for the three months ended March 31, 2006. This change is a decrease of $45,706 in salaries and related costs due to a reduction in personnel and $473,070 attributable to the amortization of stock options. These decreases were offset by increases of $203,325 in rent expense related to the move to new headquarters, $236,798 in legal and professional expenses related to being a public company, $31,258 in travel and entertainment related to business development, $25,982 related to the change in the company’s name and $15,386 related to investor relations.

Interest income. Interest income decreased by $2,728 to $8,836 for the three months ended March 31, 2007 as compared to $11,564 for the three months ended March 31, 2006. This increase was a result of having less cash on hand during the current three months ended March 31, 2007 versus the three month period ended March 31, 2006.

Amortization of debt discounts and debt issuance costs. Amortization of debt discounts and debt issuance costs increased to $832,137 for the three months ended March 31, 2007 versus $664,914 for the three months ended March 31, 2007. This increase was due to the amortization of the discounts on the Convertible Note financing that closed in late January 2006 over three months in 2007 versus approximately two months in 2006. The costs allocated to the debt are charged to operations over the life of the debt using the interest method, which produces a constant periodic rate of return.

Interest expense. Interest expense increased to $246,677 for the three months ended March 31, 2007 versus $97,428 for the three months ended March 31, 2006. This increase is due to interest expense incurred in the current period related to the Convertible Notes for three months in 2007 versus two months for the in 2006 and interest associated with the Apollo Notes for three months in 2007 and none in 2006 since the Apollo Notes were not issued until the second quarter.

Other income and expenses. Other income and expenses increased to $76,850 for the three months ended March 31, 2007 versus ($5,224) for the three months ended March 31, 2006. The increase is due to the Company subletting certain vacated office space in late 2006 and receiving rental income from subletting the space.

Net loss

As a result of the foregoing, for the three months ended March 31, 2007 the net loss increased by $220,403 or 7.3%, to a net loss of $3,255,877 compared to a net loss of $3,035,474 for the corresponding period in 2006.

Liquidity and Capital Resources

Our accompanying unaudited condensed financial statements have been prepared assuming we will continue as a going concern. We have experienced net losses from operations of $27,862,082 since inception (July 9, 2002), including $3,255,877 and $3,035,474 for the three months ended March 31, 2007 and 2006, respectively. In addition, we had a working capital deficit of $7,107,517 at March 31, 2007. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our unaudited condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty. Assurances cannot be given that adequate financing can be obtained to meet our capital needs. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

At March 31, 2007 the Company had a working capital deficit of $7,107,518 compared to a working capital deficit of $5,072,906 at December 31, 2006. The increase in the deficit at March 31, 2007 is primarily attributable to an increase in the current portion of the Secured Convertible Term Notes issued in January 2006 totaling $1,017,292, an increase in accounts payable and accrued liabilities of $340,947 and a decrease in cash to fund operations of $649,425.

During the three months ended March 31, 2007 we used a total of $1,756,566 in operating activities. The use of cash in 2007 was a result of the Company’s incurring operating expenses with minimal income from membership revenues.

During the three months ended March 31, 2007 cash generated from financing activities decreased by $2,474,183 to $1,130,000 as compared to $3,604,183 for the three months ended March 31, 2006. In 2006 the Company received proceeds of $1,130,000 from a bridge financing as compared to $4,181,400 received in the three months ended March 31, 2006 relating to the Convertible Note Financing which closed in January 2006 offset by the repayment of $240,000 of certain notes and the purchase of the shell company for $240,000.

As of March 31, 2007 we had restricted cash of $824,117 which was used to secure certain obligations under our lease agreement for our principal offices located in New York, NY.

Results Of Operations For The Year Ended December 31, 2006 Compared To The Year Ended December 31, 2005

Net Sales

Net sales for 2006 increased by $68,225 to $73,419 in 2006 as compared to $5,194 in 2005. The increase was a result of the Company beginning to sell memberships in 2006 and late 2005. In addition in 2006 we entered into several contracts with third parties to provide the Company’s products.

Gross Margin

Gross margin was 78% in 2006 up from 49% in 2005. This increase was attributable to the increase in sales and certain costs of sales being allocated over a larger base.

Membership Services

Membership services expenses increased by $437,785 to $2,396,851 in 2006 from $1,959,066 in 2005. This increase was a result of an increase in wages and benefits of $255,142 to $1,554,560 in 2006 from $1,299,418 in 2005. The increase in wages was principally the result of the reallocation of certain personnel to membership services in 2006. There was also an increase in stipends paid to Specialty Chiefs and Regional Medical Directors in 2006 of approximately $227,000. This increase was due to the increase in the number of Chiefs and Regional Medical Directors employed by the Company as we prepared for an increase in memberships. These increases were partially offset by a reduction in licensing fees of $32,000. These fees were one time fees paid in 2005.

Selling, General and Administrative

Selling, general and administrative expenses, excluding depreciation and amortization, increased by $1,679,154 to $6,910,311 in 2006 as compared to $5,231,157 in 2005. The increase included an increase in the amortization related to stock options of approximately $792,000. In addition legal, professional fees and consultants increased by $540,000 and insurance increased by $41,500. These increases were principally related to costs associated with being a public company. In 2006 the Company moved to new and larger headquarters. There was an increase in rent and communication costs of approximately $270,000 and $65,400, respectively, related to the new space. There was an increase in the use of consultants employed by the Company to generate business development and sales leads. This resulted in an increase of approximately $142,700. There was an increase in printed material, including brochures and general marketing material of approximately $225,000. These costs were related to the move as well as repositioning and renaming of the Company’s products. There was an increase in travel in 2006 of approximately $81,400 primarily due to an increase in foreign travel to establish business in China as well as an increase domestically to develop business in the US. In addition, the increase in selling, general and administrative expenses includes the write off of the acquisition cost of the shell company in the amount of $240,000, which under accounting principles generally accepted in the United States, was charged to operations in the period acquired. The Company also wrote off approximately $126,000 of prepaid licensing fees related to the acquisition of PEMMS. This was offset by a decrease of approximately $880,500 in payroll and benefits.

Depreciation and Amortization

Depreciation and amortization expense decreased by $26,070 in 2006 to $237,061 as compared to $263,131 in 2005. This decrease was due to a write off of certain assets in 2005.

Impairment of long-lived assets. Impairment of long lived assets was $13,323 in 2006 as compared to $97,500 in 2005. The charge in 2006 was related to the write off of certain leasehold improvements at the Company’s previous office space. The charge of $97,500 for impairment of long-lived assets in 2005 was related to the write-off of certain assets that in the opinion of managements had no future benefit and were no longer in use.

Other Income and Expense

Interest income. Interest income increased by $60,389 to $66,730 in 2006 as compared to $6,341 in 2005. The increase in interest income is a result of the Company having more cash on hand during 2006 versus 2005 as a result of the financings that took place during the year.

Interest expense. Interest expense increased by $722,110 in 2006 to $779,319 as compared to $57,209 in 2005. This was a result of the financings that took place in January 2006 and June 2006. The Company issued $7.1 million of Secured Convertible Term Notes in January bearing interest at prime plus 1%. In addition the Company issued $4.0 million of short term notes payable in June 2006 bearing interest at 8%.

Amortization of debt discounts and debt issuance costs. Amortization of debt discounts and debt issuance costs increased to $2,893,937 in 2006, versus $0 for the same period last year. This increase was due to the amortization of the discounts on the Convertible Note financing. The costs allocated to the debt are charged to operations over the term of the debt using the effective interest method, which produces a constant periodic rate of return.

Other income and expenses, net. Other income and expenses, net increased to $40,640 in 2006 as compared to $0 in 2005. This increase was primarily related to sublease income generated as a result of the Company moving to its new headquarters in November 2006 and subleasing the vacated space.

BUSINESS

Overview

Flagship’s Business

Flagship is an international membership-based, private medical group dedicated to obtaining the highest level of healthcare services for its members, whether they are at home or traveling. Acting as a member's healthcare advocate, Flagship is focused on providing priority access to renowned and clinically acclaimed physicians, which are typically difficult to access. Rather than simply providing names, Flagship offers physician referrals on a priority basis, emergent care needs, a personal electronic internet-based medical record repository and air evacuation to its members, to its members, all linked by a sophisticated and proprietary information management system. For Flagship, healthcare advocacy means bringing about the delivery of exceptional "medicine at the speed of need" to each of our members. The Company derives revenue from the sale of annual memberships to a combination of various service offerings.

Flagship’s Products

Flagship offers seven services offered through four products. The service offerings include Emergency Support Hotline, Global Health ID™, Emergency Air Evacuation, Priority Appointments with Leading Specialists, Personal Medical Records Management, Medical Travel Planning and Comprehensive Physicals. Emergency Care Direct includes Emergency Support Hotline and Global Health ID™. In addition, there are three Specialist Care Direct Membership Plans as follows:

Specialist Care Direct™ Membership Plans
	Platinum	Gold	Silver
Emergency Support Hotline	£	£	£
Global Health ID™	£	£	£
Emergency Air Evacuation	£	£	£
Priority Appointments with Specialists	£	£	£
Medical Records Management	£	£
Medical Travel Planning	£	£
Comprehensive Physical	£

Flagship’s Services

Emergency Support Hotline
Flagship's 24/7 global support service is available when members are in an emergency room or unexpectedly hospitalized. With just one phone call, our clinical team of experienced registered nurses and physicians can assist members and their families to make informed decisions about care and treatment. We will even speak directly to ER personnel on a member’s behalf, with translation services in over 140 languages.

Global Health ID™
Global Health ID™ is a secure, web-based, repository for personal health information. Members carry a Global Health ID™ Card at all times, so emergency personnel anywhere in the world can access vital health information through the Internet in the event that the member is unconscious or otherwise unable to communicate. Global Health ID™ is also a lifetime personal health record that contains valuable information about past and present health issues. Members can enter their medical history and update their record through a standard web browser and decide with whom and how it is shared. When visiting a new doctor, members can simply print out a copy of their medical record or provide the doctor with password-protected access to the information on-line.

Emergency Air Evacuation
Flagship’s 24/7 medical air evacuation service is available if members are hospitalized more than 150 miles away from home. It provides medically equipped aircraft staffed with a trained medical team configured as flying intensive-care units. This service is available from virtually anywhere in the world at no extra cost to our members. Under certain conditions, members can also be transported from their home hospital to specialty hospitals in the United States.

Priority Appointments with Leading Specialists
Our own highly personalized and responsive referral center is staffed by a clinical team of physicians and registered nurses who help members find the best specialists for the best care possible. We understand that life-threatening illnesses don’t wait; that’s why we secure a priority appointment with one of our specialists ― often within seven days of a member’s call. In addition, a team clinician will follow-up with members after their appointment to discuss outcomes and next steps.

Personal Medical Records Management
Compiling and maintaining personal medical information can be a daunting task. Our medical records specialists work with members to compile their medical history from multiple sources and create one comprehensive, up-to-date health record. We then store this information online using our proprietary technology platform Global Health ID™.

Medical Travel Planning
If you have medical conditions that require special care and attention while traveling or working overseas, our medical-care specialist team will develop a personalized medical-care travel plan. We provide assistance in locating and arranging quality care overseas for serious medical treatments, and for supplies and services such as purchase of diabetic supplies, renal dialysis, oxygen refills for those suffering emphysema, and more.

Comprehensive Physical Examination
Flagship will arrange a comprehensive physical examination and diagnostic evaluation at one of our leading executive-health facilities located around the country. These facilities include The Greenbrier Clinic in West Virginia, The Cooper Clinic in Dallas, The Sharp Rees-Stealy Medical Group in San Diego, and the Mt. Sinai Program for Diagnostic and Preventive Medicine in New York City.

Marketing Strategy

Flagship is a patient advocacy and healthcare management company that helps discerning individuals make better and more informed decisions regarding their health care. This is analogous to financial advisors helping them with their finances and architects helping them build their homes. Flagship’s product positioning is best defined by its dedication to clinical advocacy and not financial or administrative help, which are offered by health insurance companies and others. From a market prospective, Flagship is a part of a new and rising class of companies that collectively make up a new sector called consumer driven healthcare (“CDH”). The combination of hyper inflation in healthcare costs, consumer demand for choices in medical care and the burden of individuals paying an ever increasing portion of medical bills has been fueling the CDH movement.

Flagship provides health advocacy and extends to its members the privilege of access to outstanding healthcare specialists through annual memberships. Flagship’s products and services are primarily for higher income individuals, but also may appeal to anyone, regardless of income, who values high quality healthcare. While Flagship should appeal to all demographics, the primary target is the “baby-boomer” population, those born between 1946 and 1964. The “baby boomer” population represents approximately 30% of the U.S. population, but owns more than two-thirds of the nation’s wealth. The “baby boomers” are also the key opinion leaders in the U. S. economy as they not only influence others with their own buying habits, but also often directly control the purchases for their children and elderly parents.

Sales Strategy

Flagship’s sales plan is a three-pronged simultaneous approach to attract potential members: large corporate customers reached via direct sales, small and medium-sized businesses reached via agents/intermediaries or direct sales, and individuals reached through indirect sales. As described below each of these category targets has some advantages and disadvantages.

Large Corporations

Large corporations create opportunities for acquiring large numbers of members either where the corporation pays for the membership for its employees or where the employees pay for membership as a menu benefit option. Prestigious corporations also serve as potential reference accounts. Based on discussions with potential corporate customers, we believe that corporations understand that, for a modest annual fee (often less than a car or gym allowance), giving employees access to high quality care translates into a healthy work force with reduced sick leave and, ultimately, more productivity. Flagship membership can be viewed ideally as a healthcare risk management benefit for key employees. They also recognize the importance of risk management benefits for their traveling employees, as they will have access to physicians anywhere they go. Corporations realize that Flagship services will yield savings far beyond the membership premiums.

The disadvantage of soliciting corporations for Flagship membership is that human resource departments are currently in a cost-cutting mode, long lead times are usually necessary to land these corporate accounts and to coordinate with human resource timetables and, finally, corporations may demand discounts.

Small and Medium Sized Businesses

When soliciting small and medium sized businesses directly or through agents or intermediaries, Flagship’s advantage is that it generally can charge full price for Flagship’s product, decisions to accept or reject the product are usually made quickly by an owner, partner or trusted advisor, enrollment is manageable as typically enrollees number 25 to 500 people and sales agents or intermediary networks are already established with these entities. The downside of soliciting these customers is that they require a significant amount of education on the product, commissions for agents cut into profits, and when dealing through agents Flagship does not control its own destiny.

Individual Consumers

It is expected that selling to individuals, through indirect sales will eventually constitute a majority of Flagship’s sales. The difficulty with reaching individuals is that individuals are expensive and hard to reach and may potentially create significant overhead. The advantage to this channel is that Flagship can charge full retail prices to individuals. Individuals comprise Flagship’s biggest target group and individuals can take advantage of pre-tax health savings accounts (HSAs) as well as flexible savings accounts (FSAs). Flagship can have direct contact with individuals without potential interference from intermediaries such as human resource departments of the large corporate accounts. In addition, Flagship targets individuals through various affinity groups or by embedding Flagship full or partial services into insurance policies sold to policyholders.

The Market

Market Description

The market for Flagship’s products and service offerings include:

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Large Corporations: Flagship is capitalizing on its existing corporate relationships as well as those of its senior managers in order to gain access to targeted corporations. Flagship creates a directed, personalized sales strategy and presentation for each corporation, which presents to the corporation’s senior management by Flagship’s senior management. Flagship’s pricing schedule encourages family memberships, the value of Flagship’s service in both non-emergency and crisis or trauma situations, and the nationwide priority access to Flagship’s renowned physicians for their increasingly mobile workforce. Flagship places priority on corporations that have Chief Medical Officers in place, as it is typically an indicator that the company values healthcare. Corporations that are self insured will benefit in two ways with Flagship. First, Flagship can provide the corporation a network of physicians. In some cases, the corporation’s own network of physicians may overlap with Flagship’s network; in such cases, Flagship will try to provide timely access to those physicians. However, large corporations, self insured or otherwise, utilize large PPO or HMO networks with minimal, if any, overlap in physician coverage with the Flagship Physician Network. Second, we believe that as quality medicine costs less in the long run and that self-insured corporations can directly benefit through real healthcare cost reductions when employees utilize the Flagship physician network. Other attractive corporations to Flagship are those that provide generous employee benefits including supplemental health, flexible savings accounts (FSAs) and health savings accounts (HSAs). In addition, a number of very large corporations, particularly multinationals with very mobile employees are particularly attracted to Flagship because of the Company’s increasingly global presence (see International).

•
Small and Medium Businesses: Flagship believes that 40 million small and medium size businesses with 25-50 employees represent one of the best market opportunities for its products. These businesses are often proprietorships or partnerships that are owned and operated by a few senior executives who are decisive and desirous of protecting their best assets—their employees. Flagship utilizes its own extensive network of business connections to secure a “champion” within our target medium-sized firms. In addition, Flagship works with intermediaries such as HR consulting firms, wealth management firms and HSA/FSA administrators to gain access to their clients. The intermediaries provide us access to thousands of mid-sized to large companies, many of which are privately owned. The objective is for the intermediaries to include Flagship in the bundle of products they recommend to their clients. Flagship can either enter into a joint marketing agreement with the intermediary, similar to those entered into with the distribution network groups, or provide the clients of the intermediaries with the pass through discount where the intermediary requests us to do so.

•
Individuals: Flagship is working towards acquiring endorsements from affinity groups, associations and prominent, recognizable individuals in order to reach and penetrate the non-corporate market. Flagship uses these endorsements to create a direct marketing campaign to target select individuals within the affinity groups and associations. Flagship works with insurance companies to embed Flagship full or partial services into insurance policies sold to policyholders. Flagship also works with associations, endowments, diplomatic corps and government agencies to offer full or partial services to their employees and members.

Product Sales and Distribution

Sales Channels

The Company makes use of an internal sales force and has entered into agreements with independent brokers and agents. These non-exclusive agreements provide that independent brokers and agents will facilitate introductions for Flagship to potential clients for our services and products. In return for such introductions, the finders and agents will be paid a commission based on the revenue generated from the sales of Flagship memberships from such introductions. These agreements are generally for one year and may be renewed on an annual basis by mutual agreement. The agreements may be terminated upon a material breach. In certain instances the finder agreements are for certain large distribution channels or for small distribution channels. Commission compensation may differ between the various distribution channels.

In addition, Flagship has entered into several exclusive joint marketing agreements with third party marketers. Under the terms of agreements, Flagship and the marketers will establish Flagship Product Programs through alliances of the parties to the agreement.

Competition

To date, we are not aware of any direct competition from companies offering the same products and services as Flagship. There are five categories that include companies offering some variation of the products and services offered by Flagship.

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Institution-Based Primary and Specialty Healthcare service suppliers comprised of either single hospital or clinics or a network of medical centers aiming to provide personalized access to emergency, episodic or chronic care. These competitors provide guidance services that primarily include access to their institutions resources. The institutions most often determine which physician will see the patient. Examples include the executive registry of most leading hospitals and clinics and Pinnacle Healthcare.

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Concierge Medicine generally refers to a model whereby patients essentially pay an annual fee for “special service” rendered primarily by a primary care physician. Individual physicians charge an annual fee to an exclusive set of patients in their region. The program allows primary care doctors to reduce their practice size and increase the time spent with participants in the program. This service is designed for patients who are seeking personalized healthcare alternatives and from physicians who are tired of dealing with health care insurance providers and HMO’s. Examples include MDVIP and MD2.

•
“Best Physician” Identifiers are third parties utilizing a combination of physician rankings by the media and cross references among physicians to identify “best physicians.” Typically, there is a membership fee charged to both the patient (for access) and the physicians (for listing) in these arrangements. Physicians are typically chosen based on the list published by medical institutions with which the physicians are affiliated. Examples include Best Doctors and MediGuide.

•
Web Search Services compile and offer lists of physicians with basic information about each physician. This may includes services that compile lists of physicians and basic information about each physician. An example is WebMD.

•	Billing and Insurance Facilitators services include review of benefits, negotiation of procedures and claim disputes on behalf of the member/patient. An example is Health Advocate.

Intellectual Property

Flagship’s technology platform is considered to be an important strategic asset as it delivers unique benefits to each stakeholder with a consistent focus on the highest levels of service, ease of access, and ease of use. Each component of the platform is designed to provide targeted functionality that streamlines access to critical information and coordinates interaction among the stakeholders. The Company offers the following applications:

•	Member Portal: a secure web application accessed using a standard internet browser, providing the member with access to the following:
Upcoming physician appointments.
Information regarding an appointment including office address, contact information, and notes on what to bring to the visit.
Member discussion forums.
Member referral preferences.
Global Health ID™ (see below).

•
Physician Portal: a secure web application, accessed using a standard internet browser, providing the physician or their authorized personnel with the facilities to review and manage the following information:

Network membership information (such as their biographies, publications, and areas of research).
Appointment calendar.
Discussion area for other physicians in the network.

•
MedCierge™ Workbench: assists the specialist by providing a sophisticated search engine that combines the clinical needs of the member with the unique practice of each physician in the network. The search engine takes into account numerous factors regarding the referral including:

The member’s preferences, such as distance to travel, physician gender, and office access requirements (e.g., wheel chair access).
The member’s clinical needs.
The physician’s specialty and subspecialty.
Unique procedures and/or disease states the physician has indicated as key areas of excellence.
Numerous other factors, such as hospital affiliations and research interests.

Taking all these factors into account, the search engine produces a list of physicians for the referral. The workbench then facilitates specialist contact with the physician’s office in making an appointment for the member. Appointment details are subsequently available in both the member and physician portals.

•
Global Health ID™: a secure web application accessed using a standard internet browser, providing the member with access and control over a wide variety of personal health information. The information is managed and controlled by the member, but can be made accessible to other stakeholders (such as the police in the event of an emergency, a member’s relatives or network physician) when pre-authorized by the member. Global Health ID™ provides a centralized repository for key member health information, including:

Personal medical history (diagnoses, procedures, allergies, immunizations, etc.).
Family medical history.
Consent and Authorization forms.
Document images, including:
Medical-legal documents including living wills, medical powers of attorney, etc.
Clinical documents including physician summary notes, test results, instruction forms, etc.
Communications Infrastructure: utilizes Computer Telephony Integration, including virtual call distribution to provide 24/7 communications among the stakeholders. This allows Flagship to employ its staff (on-call doctors, triage nurses, call center supervisors, and others) using a flexible virtual network that minimizes our reliance on any single call center or physical location. All internet communications are protected using the latest security protocols to ensure the integrity and privacy of every communication link within the system.

Employees

We have 19 full time employees. In addition we use the services of 13 independent contractors. Our employees include: four employees in sales and marketing, three employees in physician network development, one employee in IT, four employees in the call center, two employees in membership services, and five employees in executive and administrative positions.

Property

The Company does not own any real property. In November 2004 we subleased office space for our headquarters at 432 Park Avenue South, 13th Floor, New York, NY 10016. The lease is for approximately 9,000 square feet for a six year term through November 2010 with an annual rent of approximately $290,000. In November 2006 we moved to our new location and subleased this space to a third party for approximately the same amount as our annual rent liability.

On July 31, 2006, the Company entered into a sublease for our new headquarters at 220 West 42nd Street, 23rd and 24th Floors, New York, NY 10036. The lease is for approximately 10,690 square feet for a ten and one half year term through 2016, with variable annual rent increases throughout the lease term from approximately $410,000 to $590,000. In addition, on October 24, 2006 the Company entered into a sublease for the 22nd floor at 220 West 42nd Street, New York, NY 10036. The lease is for approximately 6,487 square feet for a five year term with variable annual rent increases throughout the lease term from approximately $264,000 to $317,600.The Company believes that this office space will provide sufficient space for their respective operations for the near future.

On November 1, 2006, the Company entered into a lease for office space in China. The lease is for approximately 286 square meters for a two year term. The annual rent is approximately $44,600.

Legal Proceedings

A former independent contractor (the “Plaintiff”) has filed a lawsuit against the Company, among others. The Plaintiff alleges that he was promised employment with Flagship and performed services for Flagship based on these promises. The Plaintiff is seeking compensatory and punitive damages, including the issuance of additional shares of stock for these services and attorney fees in an aggregate amount of approximately $1,800,000. The Company believes this lawsuit is without merit and intends to defend it vigorously. In management’s opinion the final resolution of this matter will not have material impact on the consolidated financial position or results of operations of the Company.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning each of the directors and executive officers of the Company as of July 25, 2007:

Name	Age	Position
Fred F. Nazem	65	Chairman and CEO
Benjamin Safirstein, MD	66	Director and EVP – Chief Medical Officer
Richard P. Torykian, Sr.	66	Director
Michael Holland	62	Director
Brian Stafford	57	Director
Michael Huckabee	50	Director
Barbara McNeil, MD	64	Director
John H. Flood III	54	President
Philip Barak	55	VP - Chief Financial Officer and Corporate Secretary

________________________

Fred F. Nazem. Mr. Nazem has been the Chairman of the Board of Flagship and its Chief Executive Officer since January 2006. A venture capitalist since the early 1970’s, he launched Nazem & Lieber in 1981 and Nazem & Company in 1983. Since then he has been the Managing Partner of Nazem & Company. Mr. Nazem has been an entrepreneur, venture capitalist and corporate turnaround specialist for more than 30 years. He has started, financed and guided several dozen companies, including Oxford Health Plan, Cirrus Logic (CRUS), Universal Health Services (UHS), Genesis Health Ventures, Medical Care International, Sportsline.com and Apollo Computers (now part of Hewlett-Packard’s computer division), most of which have become multibillion-dollar enterprises. As Chairman of Oxford Health Plans, he led the reorganization and successful turnaround of the company when it experienced operational and financial difficulties in 1997. Mr. Nazem has a BS in Biochemistry, an MS in Physical Chemistry, and an MBA in Finance and has done doctoral work in Nuclear Physics. Mr. Nazem serves on the Science and Technology Advisory Board of Columbia Presbyterian Medical Center and through the Nazem Family Foundation he has supported many civic, educational and healthcare related causes.

Benjamin Safirstein, MD. Dr. Safirstein has been a Director and EVP and Chief Medical Officer of Flagship since February 2006. He did his medical training at The Mount Sinai Hospital of New York, where he was Chief Medical Resident, and his pulmonary training at the Brompton Hospital, London England, as a fellow of the National Tuberculosis Foundation. Dr. Safirstein is board certified in Internal Medicine and pulmonary medicine. Dr Safirstein was a co-founder and Chief Medical Officer of Oxford Health Plans and was a director from 1985 to 2004. He serves as chairman of the Scientific Committee of the Arthur Ashe Foundation, is Founder of the New Jersey Asthma Foundation and is the author of over 50 peer reviewed publications on Respiratory Medicine. Dr. Safirstein received his medical degree from The Chicago Medical School in 1965.

Richard P. Torykian, Sr. Mr. Torykian has been a Director of Flagship since February 2006. He currently is a Director at Lazard Freres & Company. He is a member of the Board of Sponsors, Mercy Hospital, Rockville Centre, NY and was the founding chairman of the Chaminade High School Development Fund and advisor to the Catholic Big Brothers of New York City. He is a trustee of the Intrepid Sea-Air-Space Museum headquartered aboard the USS Intrepid. Mr. Torykian received his BA in Chemistry from St. Michaels College in 1961, MS in Chemical Engineering from St. Joseph’s University in 1963 and MBA in Finance from Adelphia University in 1970.

Michael Holland. Michael Holland has been a Director of Flagship. He is the Chairman of Holland & Company, a private investment firm he founded in 1995 in New York City and the President and Founder of the Holland Balanced Fund. He began his career at J.P. Morgan in 1968 where he spent twelve years managing both equity and fixed income assets for major institutional clients as well as wealthy individuals. He served as Chief Executive Officer of First Boston Asset Management in the early 1980’s and later served as Chairman of Salomon Brothers Asset Management. Mr. Holland has been Chairman of a number of mutual funds, a General Partner of the Blackstone Group and a CEO of Blackstone Alternative Asset Management, and is the former Vice Chairman of Oppenheimer & Co., Inc. He is on the Board of The China Fund, a NYSE-listed company, the Vanguard Charitable Endowment and the State Street Master Trust Fund. Mr. Holland graduated from Harvard University with a concentration in English in 1966. In 1968 he received his M.B.A. in finance from Columbia University.

Brian Stafford. Mr. Stafford has been a Director of Flagship since February. He was Director of the United States Secret Service from March 1999 until he retired in January 2003. Mr. Stafford began his tenure with the Secret Service in 1971 as a field office special agent rising in the ranks during his career to supervisory position in both protective and investigative assignments, including Special Agent in Charge of the Presidential Protection Division. Mr. Stafford serves on the Board of Trustees of Mount Union College in Alliance, Ohio where he received a BA degree in 1969 and an honorary Doctorate in Human Letters. Michael Huckabee. Governor Huckabee has been a Director of Flagship since February 2006. A significant part of his adult life was spent as a pastor and denominational leader. Michael Huckabee was first elected lieutenant governor of Arkansas in 1993 and has served as governor since July 1996. Governor Huckabee is recognized as a national leader in the areas of education reform and health care reform. He became chairman of the National Governors Association in July 2005 and will serve as the leader of the nation’s governors until July 2006. Governor Huckabee is also the chairman of the Education Commission of the States until July 2006. In addition, he is the immediate past president of the Council of State Governments and the immediate past state co-chairman of the Delta Regional Authority. Governor Huckabee is also a former chairman of the Southern Regional Education Board, the Southern Grown Policies Board, the Southern Technology Council and the Southern International Trade and the Interstate Oil & Gas Compact Commission. Governor Huckabee’s fourth book, “Quit Digging your Grave with a Knife and Fork” was released in May 2005 and has received favorable reviews. In 1975, Governor Huckabee graduated magna cum laude from Ouachita Baptist University in Arkadelphia, Arkansas and attended Southwestern Baptist Theological Seminary from 1976 to 1977.

Barbara McNeil, MD. Dr. Barbara McNeil has been a Director of Flagship since February 2006. She has worked in the fields of health policy and radiology (nuclear medicine) for over 25 years at Harvard Medical School and the Brigham and Women’s Hospital. She serves on the Board of Cardiovascular Therapeutics (CVTX); in this capacity she serves on the Audit Committee and is chair of the Nominating and Governance Committee. She is also on the Board of Edwards Lifesciences Corp. (EW). Prior to this Dr. McNeil was the founding head of the Department of Health Care Policy at Harvard Medical School, the largest research unit in this area at Harvard University for over ten years she ran the Center for Cost-Effective Care at the Brigham and Women’s Hospital. Dr. McNeil practices nuclear medicine at the Brigham and Women’s Hospital and works actively with the chief of the department on general strategic issues within radiology. She received her AB degree from Emmanuel College in 1962 and her MD in 1966 and PhD degree in 1972 from Harvard University. She also attended the Advanced Management Program (AMP) at Harvard Business School in 1986. At Harvard Medical School she was one of the first tenured women.

John H. Flood III. Mr. Flood has been the President of Flagship since May 2006. He had been an EVP and Chief Marketing Officer of Patients & Physicians since February 2006 and had served in the same capacity for Flagship since February 2005. For the six months prior, he served as a consultant to the Company. From 1994 - 2004 Mr. Flood was the managing partner of Flood Donohue Johnston & McShane where he specialized in transactional law, negotiated physician employment contracts and also practiced in the areas of sports and entertainment law. From 1984 - 1994 he worked for NFL Properties, the centralized marketing company of the National Football League where he served as company counsel, Executive Vice President of Business Affairs and President. While at NFL Properties, the company grew from relatively modest sales in 1984 to over a billion dollars in retail sales by 1994. Mr. Flood has served on the Nominating Committee for the Harvard University Board of Overseers, Harvard University’s New York Schools and Scholarships Committee, has been a Board Member and Selector of the Lawrenceville School Alumni Association and has served as a Board Member of St. Michael’s Heart Research Institute in Newark, NJ. He received his AB in Psychology from Harvard University and his JD from the University of Virginia School of Law. He is admitted to the bar in the states of New York and New Jersey.

Philip Barak. Mr. Barak has been the VP – Chief Financial Officer and Corporate Secretary of Flagship since February 2006. For over the past twenty years he has been a General Partner and Chief Financial Officer of Nazem & Company, a venture capital firm founded in 1976. During that time he served on the Boards of Directors of several public and private companies and worked with venture backed companies in structuring and negotiating financings. He holds a BS in Accounting from Rider University and is a Certified Public Accountant and a member of the AICPA and NYSSCPA.

Audit Committee

On July 31, 2006, the Company adopted an Audit Committee Charter. The Audit Committee is responsible for making recommendations to the Board as to the selection and independence of our external auditor, maintaining communication between the Board and the independent auditor, reviewing the annual audit report submitted by the independent auditor and determining the nature and extent of problems, if any, presented by such audit warranting consideration by our Board. The current members of the Audit Committee are Mr. Michael Holland, Chairman, Mr. Brian Stafford and Mr. Richard Torykian. Membership on the Audit Committee is intended to be restricted to directors who are independent of management and free from any relationship that, in the opinion of the Board, could interfere with the exercise of independent judgment as a committee member.

Compensation Committee

On July 31, 2006, the Company adopted a Compensation Committee Charter. The Compensation Committee is authorized to review and make recommendations to the Board on all matters regarding the remuneration of our executive officers, including the administration of our compensation plans. The Compensation Committee is currently comprised of two members. Currently, the Compensation Committee is comprised of: Mr. Brian Stafford, Chairman and Dr. Barbara McNeil.

Corporate Governance and Nominating Committee

On July 31, 2006, the Company adopted a Corporate Governance and Nominating Committee Charter. The Corporate Governance and Nominating Committee is authorized to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition and evaluate the performance of the Board and recommend persons for election to the Board and evaluate director compensation. The Corporate Governance and Nominating Committee is currently comprised of three members. The members of the Corporate Governance and Nominating Committee are Richard Torykian, Chairman, Fred Nazem and Benjamin Safirstein, MD.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its Common Stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2005, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Code of Ethics

On July 31, 2006, the Company adopted a Code of Ethics for all its employees including its executive officers.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to all of the executive officers of the Company, who served during the fiscal year ended December 31, 2006, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All other Compensation ($)	Total ($)
Fred F. Nazem, Chairman, CEO	2006	$274,999	$100,000	$0.00	$81,374	$0.00	$0.00	$0.00 (2)	$456,373
John H. Flood, President	2006	$250,000	$120,000	$0.00	$107,938	$0.00	$0.00	$0.00	$477,938
Benjamin Safirstein, EVP	2006	$200,000	$10,000	$0.00	$51,397	$0.00	$0.00	$0.00 (2)	$261,397

(1) See Notes 3 of the Notes to Consolidated Financial Statements.
(2) Messrs. Nazem and Safirstein also serve as directors of the Company but without compensation for director services.

Employment Agreements

The Company does not have any employment agreements with any of its employees. All employees are issued an employment letter setting forth the terms of employment including salary, benefits and vacation time. The Company does not have any agreements pertaining to severance. Each employee is required to execute a Confidentiality and Non-Competition and Non-Disclosure Agreement which lasts for a period of 12 months following the date of the employee’s termination from the Company.

Messrs. Nazem and Flood participate in the Company’s defined contribution plan, the Flagship Global Health, Inc. 401 (k) Plan (the “Plan”). The Plan became effective January 1, 2005. Eligible employees are able to make contributions to the Plan up to the maximum allowable by law, which for 2006 was generally $15,000. The Company did not make any contributions to the Plan.

The Company recognizes compensation costs associated with stock options over each employee’s service period, which in all cases is the vesting period for such stock option grants. The 2006 stock option awards generally vest annually over a 4 year period from the date of grant. In certain instances certain performance conditions, must be satisfied in order for the option awards to fully vest.

The following table sets forth information with respect to outstanding equity awards at December 31, 2006 held by the persons named in the Summary Compensation Table:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Fred F. Nazem	0	250,000	(2)		$0.99
	100,000	100,000	(4)		$0.99
John H. Flood III	200,000	600,000	(3)		$0.20
	0	100,000	(2)		$0.90
Benjamin Safirstein	50,000	150,000	(5)		$0.20
	0	100,000	(2)
	0	100,000	(4)		$0.90
					$0.90

(1)	See Note 3 of the Notes to Consolidated Financial Statements.
(2)	Represents stock option grants for the year ended December 31, 2006; such options vest annually over four years beginning on the first anniversary from the date of grant.
(3)	Represents stock option grants for the year ended December 31, 2005; such options vest annually over four years beginning on the first anniversary from the date of grant.
(4)	Represents stock options granted for the year ended December 31, 2006; such options vested upon the completion of certain performance criteria. The requisite performance criteria was met.
(5)	Represents stock options granted for the year ended December 31, 2005; such options vested upon the completion of certain performance criteria. The requisite performance criteria was met.

Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2006:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Barbara McNeil	$0.00	$0.00	$33,446				$33,446
Brian Stafford	$0.00	$0.00	$27,314				$27,314
Michael Holland	$0.00	$0.00	$27,314				$27,314
Michael Huckabee	$0.00	$0.00	$33,446				$33,446
Richard Howard (1)	$0.00	$0.00	$33,446				$33,446
Richard Torykian	$0.00	$0.00	$27,314				$27,314

(1) Richard Howard resigned as a director of Flagship effective July 31, 2007.

Non-employee Directors for the Company do not receive any monetary compensation for attendance at meetings or for committee service. Non-employee Directors receive non-qualified stock options as follow:

Initial Grant: Upon initial election to the Board, a Non-employee Director shall receive a non-qualified stock option grant to purchase 100,000 shares of Stock with an exercise price equal to the fair market value as of the date of grant. The Option shall vests as to 25,000 shares on the date of grant, 25,000 shares on the first anniversary of the date of grant, 25,000 shares on the second anniversary of the date of grant, and 25,000 shares on the third anniversary of the date of grant, as long as the Board member is still a member of the Board as of such date. The Option shall have a term of ten years.

Second Grant: On the first anniversary of becoming a director, each Non-employee Director shall be entitled to receive a second non-qualified stock option grant to purchase 100,000 shares of Stock with an exercise price equal to the fair market value as of the date of grant. The Option shall vests as to 25,000 shares on the date of grant, 25,000 shares on the first anniversary of the date of grant, 25,000 shares on the second anniversary of the date of grant, and 25,000 shares on the third anniversary of the date of grant, as long as the Board member is still a member of the Board as of such date. The Option shall have a term of ten years.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of July 25, 2007, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) all directors and officers individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner*	Amount of Beneficial Ownership	Percentage of Class
Fred Nazem	22,116,851 (1)	31.39%
Stephen J. O’Brien, MD 300 North Street Greenwich, CT 06830	11,316,230 (2)	16.50%
Laurus Master Fund, Ltd. c/o M&C Corporate Services Limited P.O. Box 309 GTUgland House George Town South Church Street Grand Cayman, Cayman Islands	7,754,036 (3)	10.52%
FrontPoint Partners, LLC Two Greenwich Plaza Greenwich, CT 06830	6,809,258(4)	12.80%
John H. Flood, III	3,910,034 (5)	5.57%
Benjamin Safirstein, MD	2,238,568 (6)	3.26%
Richard Howard	752,083 (7)	1.10%
Philip Barak	668,750 (8)	0.97%
Brian Stafford	214,423 (9)	0.31%
Richard Torykian	137,500(9)	0.20%
Michael Holland	214,423(9)	0.31%
Michael Huckabee	75,000 (7)	0.11%
Barbara McNeil, MD	75,000 (7)	0.11%
All Directors and Officers as a Group (10 persons)	29,650,549	40.60%

*Except as otherwise noted, the address is that of the Company

(1) Includes 372,263 shares held by Nazem, Inc., a company that Mr. Nazem owns 100%, the conversion of a $1,000,000 Secured Convertible Term Note at $0.90 per share into 1,111,111 shares of Common Stock, the exercise of 499,230 Common Stock warrants exercisable at $0.92 per share, 125,000 Common Stock warrants, exercisable at $2.00 per share, the exercise of 162,500 options exercisable at $.099 per share, 25,944 shares held in the Alexander Gharib Nazem Trust and 25,944 shares held in the Taraneh Gharib Nazem Trust, Mr. Nazem’s children. Susie Gharib Nazem, Mr. Nazem’s wife is the Trustee of the Trusts. Mr. Nazem disclaims beneficial ownership of the shares held in trust for his children.

(2) Dr. O’Brien has entered into a Voting Trust Agreement whereby the Board has the right to vote all of the shares owned by Dr. O’Brien.

(3) Includes the conversion of a $4,100,000 Secured Convertible Term Note at $0.90 per share into 4,555,555 shares of Common Stock and the exercise of 621,118 Common Stock warrants exercisable at $0.92 per share.

(4) Includes shares of common stock held by FrontPoint Healthcare Fund, L.P., FrontPoint Healthcare Fund 2X, L.P., FrontPoint Healthcare Horizons Fund, L.P. and FrontPoint Healthcare Long Horizons Fund, L.P. and the exercise of 2,042,777 Common Stock warrants held FrontPoint Healthcare Fund, L.P., FrontPoint Healthcare Fund 2X, L.P., FrontPoint Healthcare Horizons Fund, L.P. and FrontPoint Healthcare Long Horizons Fund, L.P., exercisable at $3.00 per share. FrontPoint Healthcare Fund GP, LLC ("FHC GP") is the general partner of FrontPoint Healthcare Fund, L.P., FPP Healthcare Fund 2X GP, LLC ("FHC 2X GP") is the general partner of FrontPoint Healthcare Fund 2X, L.P., FrontPoint Healthcare Horizons Fund GP, LLC ("FHH GP") is the general partner of FrontPoint Healthcare Horizons Fund, L.P. and FrontPoint Healthcare Long Horizons Fund GP, LLC ("FHLH GP") is the general partner of FrontPoint Healthcare Long Horizons Fund, L.P.  FrontPoint Partners LLC is the managing member of each of FHC GP, FHC 2X GP, FHH GP and FHLH GP (each, a "GP" and, together, the "GPs"), and as such has voting and dispositive power over the securities held by the aforementioned funds.  The GPs are indirect wholly-owned subsidiaries of Morgan Stanley as parent holding company. Morgan Stanley disclaims beneficial ownership of the securities held by the fund except for its pecuniary interest therein.

(5) Includes 600,000 options exercisable at $0.20 per share, 25,000 options exercisable at $0.90 per share, the conversion of a $500,000 Secured Convertible Term Note at $0.90 per share into 555,556 shares of Common Stock and the exercise of 249,617 and 200,000 Common Stock warrants exercisable at $0.92 and $2.00 per share, respectively, held by OldIron Sports and Entertainment Company, Inc., of which Mr. Flood is a 50% owner, and 200,000 vested options exercisable at $0.20 per share.

(6) Includes 100,000 options exercisable at $0.20 per share, 25,000 options exercisable at $0.90 per share, the conversion of a $50,000 Secured Convertible Term Note at $0.90 per share into 55,556 shares of Common Stock and the exercise of 13,441 Common Stock warrants exercisable at $0.92 per share, and 1,300,000 shares held by the Safirstein Family Trust 1991 for the benefit of Dr. Safirstein’s children. Sheila Safirstein, Dr. Safirstein’s wife, is the Trustee of the Trust. Dr. Safirstein disclaims beneficial ownership of these shares.

(7) Includes 50,000 options exercisable at $0.90 per share, 25,000 options exercisable at $2.00 per share and 25,000 options exercisable at $0.90 per share.

(8) Includes 100,000 options exercisable at $0.035 per share and 68,750 options exercisable at $0.90 per share.

(9) Includes 87,500 options exercisable at $0.20 per share and 50,000 options exercisable at $2.00 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2005, Flagship issued 3,031,250 shares of common stock to certain members of management to settle $606,250 of compensation costs accrued during the year ended December 31, 2004. The stock was issued at $0.525 per share and resulted in additional compensation expense of approximately $985,156. The individuals receiving common stock included Fred F. Nazem, co-founder, Chairman and Chief Executive Officer, Dr. Stephen J. O’Brien, co-founder and former officer, Richard Howard, a former director and former President, and Dr. Benjamin Safirstein, director and EVP- Chief Medical Officer of the Company.

Mr. Fred F. Nazem is the sole stockholder and President of Nazem, Inc. From its inception through August 2005, Flagship occupied space in the Nazem, Inc. offices. During that time, Flagship paid monthly rent of $5,940 to Nazem, Inc. for the use of such space. In addition, Nazem, Inc. incurred certain operating expenses on behalf of Flagship and Flagship reimbursed Nazem, Inc., for the payment of such expenses on its behalf.

On several occasions during the past two years, Fred F. Nazem made loans to Flagship for working capital needs. The following summarizes these loans and their status: (i) a loan of $250,000 was made in December 2004 and repaid in February 2005; (ii) a loan of $10,000 was made in January 2005 and was repaid in August 2006; (iii) loans of $200,000 made in July 2005, $500,000 made in August 2003 and $300,000 was made in September 2005; all of which were converted into the Junior Convertible Notes; and (iv) a loan of $250,000 made in April 2007 which is still outstanding.

In July 2005, OldIron Sports and Entertainment Company, Inc. loaned Flagship $500,000. This loan was converted into the Junior Convertible Notes. In May 2007, OldIron Sports and Entertainment Company, Inc. loaned Flagship $400,000. This loan is still outstanding. Mr. John H. Flood, III, President of the Company, owns 50% of OldIron Sports and Entertainment Company, Inc.

In December 2005, Mr. John H. Flood, III loaned Flagship $75,000 for working capital purposes. This loan was repaid in February 2006.

In November 2005, Dr. Benjamin Safirstein, Director and EVP- Chief Medical Officer, loaned Flagship $50,000. This loan was converted into the Junior Convertible Notes.

As part of the Laurus Convertible Note, Fred F. Nazem and John H. Flood, III and certain shareholders (the “Guarantors”) of the Company, provided a limited guarantee of the Company’s obligation to Laurus. The Guarantors received an aggregate of 1,951,596 shares of Common Stock and warrants to purchase 465,839 shares of Common Stock for providing such guaranty.

In January 2006, Dr. Mark Gardy, an employee of Flagship, loaned the Flagship $100,000. This loan was converted into the Junior Convertible Notes. In February 2007, Dr. Gardy invested $100,000 in Flagship and received 50,000 shares of unregistered common stock and a warrant to purchase 25,000 shares of common stock.

In January 2006, Dr. Roger London, an employee of Flagship, loaned the Flagship $100,000. This loan was converted into the Junior Convertible Notes. In April 2007, Dr. London loaned Flagship $400,000. This loan was converted into 200,000 shares of common stock in May 2007. Dr. London also received warrants to purchase 300,000 shares of common stock.

DESCRIPTION OF SECURITIES

General

Flagship’s authorized capital stock currently consists of 175,000,000 shares of Common Stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 (“Preferred Stock”). As of the date of this Registration Statement, 68,564,387 shares of Common Stock are issued and outstanding. No shares of Preferred Stock are currently issued and outstanding. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, Flagship’s Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to Flagship’s SEC reports.

Common Stock

Holders of shares of Flagship’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore.

In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock and the Security Interest of Laurus. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board shall have the full authority to determine and state the designations and the relative rights (including, if any, par value, conversion rights, participation rights, voting rights, dividend rights, and stated, redemption and liquidation values), ranking preferences, limitations and restrictions of each such series by the adoption of resolutions prior to the issuance of each such series authorizing the issuance of such series. All shares of Preferred Stock of the same series shall be identical with each other in all respects, except with respect to the right to receive dividends which may vary depending on the date of purchase.

Warrants

In connection with the Convertible Notes issued on January 30, 2006, the Company issued warrants to purchase 1,902,174 shares of common stock at an exercise price of $0.92 per share. The warrants have a term of seven years. In connection with the sale of common stock in the first half of 2007 the Company issued warrants to purchase 2,083,940 shares of common stock at an exercise price of $1.00 per share. In connection with the issuance of bridge notes in April and May 2007 the Company issued warrants to purchase 725,000 shares of common stock at an exercise price of $2.00 per share. In connection with the sale of common stock in July 2007 the Company issued warrants to purchase 2,042,777 shares of common stock at an exercise price of $3.00 per share.

Transfer Agent and Registrar

The registrar and transfer agent for the Company’s Common Stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117.

SHARES ELIGIBLE FOR FUTURE SALE

We had outstanding 68,564,387 shares of Common Stock as of the date of this Prospectus. All 18,960,014 shares of Common Stock registered pursuant to this Prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

(1) 1% of the number of shares of our Common Stock then outstanding; or

(2) the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Future sales of substantial amounts of our Common Stock in the public market following the Offering, or the possibility of these sales occurring, could affect prevailing market prices for our Common Stock or could impair our ability to raise capital through an offering of equity securities.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the maximum number of shares of Common Stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of July 25, 2007. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the Prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this Prospectus any or all of the Common Stock being registered.

For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares and shares owned pursuant to warrants exercisable within 60 days.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the Registration Statement, which includes this Prospectus.

Selling Stockholder	Natural Person	Number of Shares Beneficially Owned Prior to Offering (*)	Number of Shares Offered (**)	Number of Shares Beneficially Owned After Offering
Fred F. Nazem (1)		22,116,851	3,730,059	18,386,792
Benjamin Safirstein, M.D. (2)		2,238,568	126,068	2,112,500
John H. Flood III (3)		3,910,034	1,865,034	2,045,000
Laurus Master Fund, Ltd. (4)	(10)	7,778,536	7,778,536	0
Common Solutions, LLC (11)	Reed Petersen	780,000	780,000	0
Velvet International Ltd. (11)	Anthony B. Dupuch	420,000	420,000	0
Daniel Keller (14)		252,135	252,135	0
Brandon Fradd (6)		1,260,675	1,260,675	0
Joseph Gatti (5)		252,135	252,135	0
John Keating (5)		252,135	252,135	0
Valhalla Investment Partners, LP (7)	Christopher Moody	630,337	630,337	0
Roger London, M.D. (12)		312,135	252,135	60,000
Mark Gardy, M.D. (13)		412,135	252,135	160,000
Edward Giles (5)		252,135	252,135	0
Pike Sullivan (15)		252,135	252,135	0
Jack Diamond (8)		247,002	181,308	65,694
Christopher Moody (9)		211,526	211,526	0
Neil Moody (9)		211,526	211,526	0
Total		41,790,000	18,960,014	22,829,986

*
Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to its shares of Common Stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholders. In addition, the number of shares includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days.

**
Assumes the sale of all shares of Common Stock offered hereby and no other transactions in the Common Stock by the selling stockholders of their affiliates. Stockholders are not required to sell their shares.

1.
Includes 372,263 shares held by Nazem, Inc., a company that Mr. Nazem owns 100%, the conversion of a $1,000,000 Secured Convertible Term Note at $0.90 per share into 1,111,111 shares of Common Stock, the exercise of 499,230 Common Stock warrants exercisable at $0.92 per share, the exercise of 125,000 Common Stock warrants exercisable at $2.00 per share, the exercise of 162,500 options exercisable at $.099 pre share, 25,944 shares held in the Alexander Gharib Nazem Trust and 25,944 shares held in the Taraneh Gharib Nazem Trust, Mr. Nazem’s children. Susie Gharib Nazem, Mr. Nazem’s wife is the Trustee of the Trusts. Mr. Nazem disclaims beneficial ownership of the shares held in trust for his children.

2.
Includes 100,000 options exercisable at $0.20 per share, 25,000 options exercisable at $.90 per share, the conversion of a $50,000 Secured Convertible Term Note at $.90 per share into 55,556 shares of Common Stock and the exercise of 13,441 Common Stock warrants exercisable at $0.92 per share, and 1,300,000 shares held by the Safirstein Family Trust 1991 for the benefit of Dr. Safirstein's children. Sheila Safirstein, Dr. Safirstein's wife, is the Trustee of the Trust. Dr. Safirstein disclaims beneficial ownership of these shares.

3.
Includes 600,000 options exercisable at $0.20 per share, 25,000 options exercisable at $.90 per share, the conversion of a $500,000 Secured Convertible Term Note at $.90 per share into 555,556 shares of Common Stock and the exercise of 249,617 and 200,000 Common Stock warrants exercisable at $0.92 and $2.00 per share, respectively, held by OldIron Sports and Entertainment Company, Inc., of which Mr. Flood is a 50% owner, and 200,000 vested options exercisable at $0.20 per share.

4.
Includes the conversion of a $4,100,000 Secured Convertible Term Note at $0.90 per share into 4,555,555 shares of Common Stock and the exercise of 621,118 Common Stock warrants exercisable at $0.92 per share.

5.
Includes the conversion of a $100,000 Secured Convertible Term Note at $0.90 per share into 111,111 shares of Common Stock and the exercise of 27,174 Common Stock warrants exercisable at $0.92 per share.

6.
Includes the conversion of a $500,000 Secured Convertible Term Note at $0.90 per share into 555,556 shares of Common Stock and the exercise of 135,870 Common Stock warrants exercisable at $0.92 per share.

7.
Includes the conversion of a $250,000 Secured Convertible Term Note at $0.90 per share into 277,778 shares of Common Stock and the exercise of 67,935 Common Stock warrants exercisable at $0.92 per share.

8.	Includes the exercise of 116,460 Common Stock warrants exercisable at $0.92 per share.

9.	Includes the exercise of 40,761 Common Stock warrants exercisable at $0.92 per share.

10.
The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund registered in this Registration Statement, as amended.

11.	Pursuant to the terms of the Share Exchange, the brokers received an aggregate of 1,200,000 shares of Common Stock.

12.
Includes the conversion of a $100,000 Secured Convertible Term Note at $0.90 per share into 111,111 shares of Common Stock, the exercise of 27,174 Common Stock warrants exercisable at $0.92 per share, the exercise of 100,000 Common Stock warrants exercisable at $1.00 per share, the exercise of 200,000 Common Stock warrants exercisable at $2.00 per share, and 60,000 options exercisable at $0.89 per share.

13.
Includes the conversion of a $100,000 Secured Convertible Term Note at $0.90 per share into 111,111 shares of Common Stock, the exercise of 27,174 Common Stock warrants exercisable at $0.92 per share, the exercise of 25,000 Common Stock warrants exercisable at $1.00 per share, 60,000 options exercisable at $0.20 per share, and 100,000 options exercisable at $0.90 per share.

14.
Includes the conversion of an $87,500 Secured Convertible Term Note at $0.90 per share into 97,222 shares of Common Stock and the exercise of 27,174 Common Stock warrants exercisable at $0.92 per share.

15.
Includes the conversion of a $70,000 Secured Convertible Term Note at $0.90 per share into 77,778 shares of Common Stock and the exercise of 27,174 Common Stock warrants exercisable at $0.92 per share.

PLAN OF DISTRIBUTION

The Registration Statement relates to the Offering of 18,960,014 shares of Common Stock owned by the selling stockholders. The Company will not receive any proceeds from the sale of such shares, although the Company will receive proceeds from the exercise of certain outstanding warrants. The selling stockholders will sell their Common Stock at the prevailing market prices or at privately negotiated prices. These shareholders may be underwriters as defined by the Securities Act.

The selling stockholders have advised us that the sale or distribution of our Common Stock owned by the selling stockholders may be effected by the selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or on any other market in which the price of our shares of Common Stock are quoted or (ii) in transactions otherwise than in the over-the-counter market or in any other market on which the price of our shares of Common Stock are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

The selling stockholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• short sales after this Registration Statement becomes effective;
• broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

The selling stockholders may also engage in short sales against the box after this Registration Statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Common Stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgee or secured parties may offer and sell the shares of Common Stock from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.

The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgee or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the shares of Common Stock from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.

We are required to pay all fees and expenses incident to the registration of the shares of Common Stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Each of the selling stockholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Common Stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock, if required, we will file a supplement to this Prospectus. If the selling stockholders use this Prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of Common Stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such selling stockholders are distributing shares covered by this Prospectus. The selling stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying Registration Statement must be filed with the SEC.

LEGAL MATTERS

The legality of the issuance of the shares of Common Stock offered in this Prospectus will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis, LLP.

EXPERTS

The balance sheet of Flagship as of December 31, 2006 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2006 and 2005 and for the period from inception (July 9, 2002) to December 31, 2006, included in this Registration Statement, have been included herein on the reliance of the report, dated March 28, 2007, of J.H. Cohn LLP (“JH Cohn”), independent registered public accounting firm, which included an explanatory paragraph relating to Flagship’s ability to continue as a going concern, given on the authority of that firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 8, 2006, shortly after the Share Exchange with Advocates, Malone & Bailey, Flagship’s independent auditors, were dismissed and were replaced by JH Cohn. Malone & Bailey had audited Flagship’s financial statements for the two years ended December 31, 2005 and reviewed the financial statements for the three months ended March 31, 2006. Our Audit Committee decided to retain JH Cohn which has reviewed Flagship’s condensed consolidated financial statements for the six months ended June 30, 2006. The reports of Malone & Bailey on the financial statements of Flagship for the two most recently completed fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with their audit for the two most recent fiscal years ended December 2005, there have been no disagreements with Flagship on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Malone & Bailey, would have caused them to make reference thereto in their report on the financial statements for such years. During our two most recent fiscal years, and the subsequent interim period through the date Malone & Bailey was dismissed, Malone & Bailey did not advise the Company as to any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B. We requested that Malone & Bailey furnish a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated August 8, 2006, was filed as an exhibit to Flagship’s Form 8-K/A filed with the SEC on August 8, 2006.

On August 8, 2006, Flagship engaged JH Cohn to be its independent registered public accounting firm. During the two most recent fiscal years ended December 31, 2006 and the three months ended March 31, 2007, Flagship had not consulted with JH Cohn regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Flagship’s financial statements, and either a written report was provided to Flagship or oral advice was provided that JH Cohn concluded was an important factor considered by Flagship in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement and required to be reported under Item 304(a)(1)(iv) of Regulation S-B and the related instructions thereto.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 (including exhibits) under the Securities Act, with respect to the securities offered by this Offering. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, as some portions have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to our Company and the securities offered in this Prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.

We are subject to the information and reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC pursuant to the Securities Act. The registration statement and other information may be read and copied with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)

Condensed Balance Sheets, as of March 31, 2007 (unaudited) and December 31, 2006 (audited)	F-2
Condensed Statements of Operations, for the three months ended March 31, 2007 and 2006 and for the period from inception (July 9, 2002) to March 31, 2007 (unaudited)	F-3
Condensed Statement of Stockholders’ Equity (Deficit), for the period from inception (July 9, 2002) to March 31, 2007 (unaudited)	F-4
Condensed Statements of Cash Flows, for the three months ended March 31, 2007 and 2006 and for the period from inception (July 9, 2002) to March 31, 2007 (unaudited)	F-6
Notes to Condensed Financial Statements (unaudited)	F-7 - F-16

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Condensed Balance Sheets
As of March 31, 2007 (unaudited) and December 31, 2006

	March 31, 2007 (Unaudited)	December 31, 2006 (Note 2)
ASSETS
Current Assets:
Cash and cash equivalents	$282,308	$941,733
Prepaid expenses and other current assets	146,011	162,959
Total current assets	428,319	1,104,692

Property and equipment, net	418,968	433,586
Debt issuance costs, net	81,175	113,367
Restricted cash	824,117	824,117
Goodwill	61,912	61,912
Intangible assets, net	42,168	44,917
Other assets	16,956	1,265
Total assets	$1,873,615	$2,583,856

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$504,131	$206,873
Accrued liabilities	408,336	364,647
Notes payable, current portion, net of unamortized discount	6,623,370	5,606,078
Total current liabilities	7,535,837	6,177,598

Notes payable, net of current portion and unamortized discount	2,459,448	2,676,795
Deferred rent liability	291,320	272,716
Total liabilities	10,286,605	9,127,109

COMMITMENTS AND CONTINGENCIES

Stockholders' Deficit:
Preferred stock, $0.001 par value: 5,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2007 and December 31, 2006	-	-
Common stock, $0.001 par value: 125,000,000 shares authorized, 59,049,385 and 58,484,385 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	59,049	58,484
Additional paid-in capital	19,390,043	18,004,468
Deficit accumulated during the development stage	(27,862,082)	(24,606,205)

Total stockholders' deficit	(8,412,990)	(6,543,253)

Total liabilities and stockholders' deficit	$1,873,615	$2,583,856

See Notes to Condensed Financial Statements

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Condensed Statements of Operations
For the three months ended March 31, 2007 and 2006
and for the period from inception (July 9, 2002) to March 31, 2007 (unaudited)

	Three Months Ended March 31,		For the period from inception (July 9, 2002) to March 31,
	2007	2006	2007
Subscription revenue	$50,902	$7,014	$129,515
Costs of revenue	7,275	2,199	25,923
Gross profit	43,627	4,815	103,592

Costs and expenses:
Membership services	674,818	641,961	5,495,547
Selling, general and administrative	1,631,558	1,642,326	17,272,310
Loss on sale of equipment	-	-	88,953
Impairment of long-lived assets	-	-	505,377

Total costs and expenses	2,306,376	2,284,287	23,362,187

Loss from operations	(2,262,749)	(2,279,472)	(23,258,595)

Interest income	8,836	11,564	88,302
Amortization of debt discounts anddebt issuance costs	(832,137)	(664,914)	(3,726,074)
Interest expense	(246,677)	(97,428)	(1,083,205)
Other income and expenses, net	76,850	(5,224)	117,490

Loss before provision for income taxes	(3,255,877)	(3,035,474)	(27,862,082)
Provision for income taxes	-	-	-

Net loss	(3,255,877)	(3,035,474)	$(27,862,082)

Accretion of preferred stock	-	(6,833)

Net loss attributable to common stockholders	$(3,255,877)	$(3,042,307)
Weighted average number of shares outstanding, basic and diluted	58,862,329	39,794,122

Net loss per share, basic and diluted	$(0.06)	$(0.08)

See Notes to Condensed Financial Statements

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Condensed Statement of Stockholders' Equity (Deficit)
For the period from inception (July 9, 2002) to March 31, 2007 (unaudited)

				Deficit	Total
			Additional	Accumulated	Stockholders'
	Common Stock		Paid-in	During the	Equity
	Shares	Amount	Capital	Development Stage	(Deficit)
Balances at July 9, 2002 (inception)	-	$-	$-	$-	$-
Issuance of common stock to founders at $0.001 per share in August 2002	16,000,000	16,000	-	-	16,000
Sale of common stock at $0.044 per share in August 2002	2,857,150	2,857	122,143	-	125,000
Net loss	-	-	-	(107,271)	(107,271)
Balances at December 31, 2002	18,857,150	18,857	122,143	(107,271)	33,729
Issuance of common stock in exchange for goods and services at $0.056 per share in August 2003	13,678,910	13,679	746,321	-	760,000
Issuance of common stock to employees at $0.056 per share in August 2003	1,510,000	1,510	82,386	-	83,896
Cancellation of founders' shares at $0.001 per share in August 2003	(3,510,000)	(3,510)	3,510	-	-
Issuance of options to purchase common stock to employees for services	-	-	37,243	-	37,243
Net loss	-	-	-	(495,895)	(495,895)
Balances at December 31, 2003	30,536,060	30,536	991,603	(603,166)	418,973
Exercise of stock options at $0.035 per share in August 2004	1,000,000	1,000	34,000	-	35,000
Value of warrants issued in connection with the sale of Redeemable Series A Convertible Preferred Stock	-	-	143,066	-	143,066
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(16,223)	-	(16,223)
Issuance of options to purchase common stock to employees for services	-	-	95,162	-	95,162
Issuance of options to purchase common stock to non-employees for services	-	-	275,951	-	275,951
Net loss	-	-	-	(3,248,897)	(3,248,897)
Balances at December 31, 2004	31,536,060	31,536	1,523,559	(3,852,063)	(2,296,968)
Exercise of stock options at $0.20 per share in September 2005	250	-	50	-	50
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(19,473)	-	(19,473)
Accretion of Redeemable Series B Convertible Preferred Stock	-	-	(4,255)	-	(4,255)
Stock issued in lieu of compensation at $0.525 per share in March 2005	3,031,250	3,031	1,588,375	-	1,591,406
Issuance of options to purchase common stock to employees for services	-	-	243,470	-	243,470
Issuance of options to purchase common stock to non-employees for services	-	-	321,179	-	321,179
Net loss	-	-	-	(7,599,177)	(7,599,177)
Balances at December 31, 2005	34,567,560	34,567	3,652,905	(11,451,240)	(7,763,768)
Allocation of value to common stock, issued in connection with convertible debt financing	7,968,950	7,969	3,127,729	-	3,135,698
Allocation of value to warrants issued in connection with convertible debt financing	-	-	457,671	-	457,671
Allocation of value to beneficial conversion feature in connection with convertible debt financing	-	-	1,695,111	-	1,695,111
Conversion of Redeemable Series A Preferred Stock in connection with acquisition	7,755,481	7,755	2,117,244	-	2,124,999
Conversion of Redeemable Series B Preferred Stock in connection with acquisition	5,205,764	5,206	3,379,400	-	3,384,606

Issuance of shares in connection with acquisition	174,130	174	(250)	-	(76)
Exercise of vested options at $0.89 per share in January 2006	2,500	2	2,223	-	2,225
Exercise of vested options at $0.10 per share in May 2006	75,000	75	7,425	-	7,500
Exercise of vested options at $0.20 per share in May 2006	12,500	13	2,487	-	2,500
Exercise of vested options at $0.10 per share in June 2006	110,000	110	10,890	-	11,000
Exercise of vested options at $0.20 per share in June 2006	12,500	13	2,487	-	2,500
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(160,241)	-	(160,241)
Accretion of Redeemable Series B Convertible Preferred Stock	-	-	(33,617)	-	(33,617)
Issuance of shares in connection with the share exchange	1,200,000	1,200	(1,200)	-	-
Issuance of shares in connection with acquisition of assets	300,000	300	185,700	-	186,000
Issuance of options to purchase common stock to employees for services	-	-	1,075,008	-	1,075,008
Issuance of options to purchase common stock to non-employees for services	-	-	284,596	-	284,596
Issuance of common stock and warrants at $2.00 per unit in December 2006	1,100,000	1,100	2,198,900	-	2,200,000
Net loss	-	-	-	(13,154,965)	(13,154,965)
Balances at December 31, 2006	58,484,385	58,484	18,004,468	(24,606,205)	(6,543,253)
Issuance of common stock and warrants at $2.00 per unit in January through March 2007	565,000	565	1,129,435	-	1,130,000
Issuance of options to purchase common stock to employees for services	-	-	80,767	-	80,767
Issuance of options to purchase common stock to non-employees for services	-	-	175,373	-	175,373
Net loss	-	-	-	(3,255,877)	(3,255,877)
Balances at March 31, 2007 (unaudited)	59,049,385	$59,049	$19,390,043	$(27,862,082)	$(8,412,990)

See Notes to Condensed Financial Statements

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Condensed Statements of Cash Flows
For the three months ended March 31, 2007 and 2006
and for the period from inception (July 9, 2002) to March 31, 2007 (unaudited)

	Three Months Ended March 31,		For the period from inception (July 9, 2002)
	2007	2006	to March 31, 2007
OPERATING ACTIVITIES
Net loss	$(3,255,877)	$(3,035,474)	$(27,862,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	256,140	600,578	2,588,749
Amortization of debt discounts and debt issuance costs	832,137	664,914	3,726,074
Depreciation and amortization expense	50,226	51,122	577,575
Deferred rent liability	18,604	-	291,320
Loss on sale of equipment	-	-	88,953
Common stock issued in exchange for services	-	-	251,683
Preferred stock issued in exchange for services	-	-	85,000
Common stock issued to employees	-	-	83,896
Common stock issued to founders	-	-	16,000
Common stock issued to employees in lieu of compensation	-	-	1,591,406
Note payable in lieu of compensation	-	-	165,000
Impairment of long-lived assets	-	-	505,377
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	16,948	60,226	(146,011)
Other non current assets	(15,691)	-	(16,956)
Restricted cash	-	-	(824,117)
Accounts payable and accrued liabilities	340,947	(409,008)	912,467
Net cash used in operating activities	(1,756,566)	(2,067,642)	(17,965,666)

INVESTING ACTIVITIES
Purchases of property and equipment	(32,859)	(28,742)	(1,109,398)
Proceeds from the sale of equipment	-	-	25,000
Net cash used in investing activities	(32,859)	(28,742)	(1,084,398)

FINANCING ACTIVITIES
Proceeds from (payments to) stockholders	-	(18,130)	83,763
Proceeds from issuance of common stock and warrants	1,130,000	-	3,462,969
Proceeds from exercise of stock options	-	2,226	60,775
Proceeds from issuance of Redeemable Series A Convertible Preferred Stock	-	-	1,735,000
Costs associated with issuance of Redeemable Series A Convertible Preferred Stock	-	-	(52,871)
Proceeds from exercise of warrants to purchase Redeemable Series A Convertible Preferred Stock	-	137,120	305,000
Proceeds from issuance of Redeemable Series B Convertible Preferred Stock	-	-	3,383,748
Costs associated with issuance of Redeemable Series B Convertible Preferred Stock	-	-	(37,015)
Proceeds from issuance of notes payable	-	-	6,935,000
Deferred transaction costs related to recapitalization	-	(240,000)	-
Issuance of shares in connection with acquisition	-	-	(76)
Bank overdraft, net	-	(62,269)	-
Debt issuance costs	-	(156,164)	(225,321)
Repayments of notes payable	-	(240,000)	(500,000)
Proceeds from issuance of convertible term notes, net	-	4,181,400	4,181,400

Net cash provided by financing activities	1,130,000	3,604,183	19,332,372
Net increase (decrease) in cash	(659,425)	1,507,799	282,308
Cash at beginning of period	941,733	138,344	-
Cash at end of period	$282,308	$1,646,143	$282,308
Supplemental cash flow information
Cash payments for interest	$163,468	$-	$756,867

See Notes to Condensed Financial Statements

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

1.	Nature of Business and Basis of Presentation

Flagship Global Health, Inc (“Flagship”) (formerly known as Patients & Physicians, Inc.) was organized on February 5, 1993.

All references to “Company”, “our”, “us” or “we” shall apply to Flagship Global Health, Inc.

On June 27, 2006, Flagship closed an Exchange Agreement (the "Share Exchange") with all of the stockholders of Flagship Patient Advocates, Inc. (“Advocates”) whereby Flagship acquired all of the issued and outstanding capital stock of Advocates. Upon completion of the Share Exchange, Advocates’ stockholders controlled approximately 99% of the then issued and outstanding common stock. Prior to the Share Exchange, Flagship was a shell company. Post the Share Exchange, Advocates business activities were the activities of Flagship. As a result of these factors, this transaction has been treated as a reverse merger and a capital transaction, equivalent to the issuance of stock by Advocates for Flagship’s net assets and, accordingly, the historical financial statements prior to June 27, 2006 are those of Advocates. All shares and per share data prior to the Share Exchange have been restated to reflect the stock issuances and the effect of the closing of the Share Exchange.

On January 12, 2007, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware, pursuant to which Flagship merged with its wholly owned subsidiary, Advocates. As a result of the merger, Flagship assumed all the obligations of Advocates and the operations of Advocates were dissolved. As the surviving entity, Patients & Physicians, Inc. changed its name to Flagship Global Health, Inc. on January 12, 2007.

To date, Flagship has been focused on developing a membership-based specialty healthcare advocacy company that provides physician referrals on a priority basis, emergent care needs, a personal electronic internet-based medical record repository and air evacuation to its members, all linked by a sophisticated IT management system.

Flagship has not generated significant revenues through March 31, 2007, and is considered to be a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The accompanying unaudited condensed financial statements have been prepared assuming the Company will continue as a going concern. We have experienced net losses of $27,862,082 since inception (July 9, 2002), including $3,255,877 and $3,035,474 for the three months ended March 31, 2007 and 2006, respectively. In addition, we had a working capital deficit of $7,107,518 at March 31, 2007. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty. Assurances cannot be given that adequate financing can be obtained to meet our capital needs. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet obligations on a timely basis, to obtain additional financing and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and may have to cease operations.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

2.	Summary of Significant Accounting Policies

Interim financial statements

The accompanying unaudited condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. However the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations. The operating results for the three months ended March 31, 2007 and 2006 are not necessarily indicative of the results to be expected for any other interim period of any future year. The accompanying unaudited condensed financial statements have been derived from and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006 included elsewhere in this Registration Statement.

Use of Estimates

The preparation of the Company’s condensed financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, if any, and expenses during the reporting period. The accounting estimates that require management’s most difficult and subjective judgments include capitalization of certain assets, depreciable/amortizable lives, impairment of long-lived assets, and the fair value of common stock and options issued for services as well as the allocation of proceeds from the issuance of debt and equity instruments. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Reclassifications

Certain reclassifications have been made in the prior period condensed financial statements to conform to the current period presentation.

Net loss per share

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effect of outstanding warrants, options and debt conversion features is antidilutive, due to the losses of the Company, they have been excluded from the Company’s computation of net loss per share for the three months ended March 31, 2007 and 2006, respectively. Therefore, basic and diluted loss per share were the same for three months ended March 31, 2007 and 2006. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for the three months ended March 31, 2007 and 2006 was $17,834,313 and $17,707,830, respectively.

Revenue Recognition

The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”) as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, revised and updated (“SAB No. 104”), which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. The Company sells memberships to individuals and institutions for access to its healthcare service offerings. The Company recognizes revenue ratably, over the life of the membership. The Company recognized $50,902 and $7,014 of revenue for the three months ended March 31, 2007 and 2006, respectively.

Stock-Based Compensation

The Company accounts for share-based compensation to employees and directors in accordance with SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), which requires the recognition of compensation expense for employee stock options and other share-based payments. Under SFAS No. 123(R), expense related to employee stock options and other share-based payments is recognized over the relevant service period based on the fair value of each stock option grant.

The Company has accounted for non-employee compensation expense in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), which requires non-employee stock options to be measured at their fair value as of the earlier of the date at which a commitment for performance to earn the equity instruments is reached (“performance commitment date”) or the date at which performance is complete (“performance completion date”). Non-employee stock options which involve only performance conditions when neither the performance commitment date nor performance completion date has occurred as of the interim financial reporting date are accounted for by measuring the instrument’s then-current fair value. As of March 31, 2007, the Company accounted for 1,910,000 options under the guidance of EITF 96-18.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

The Company has followed the guidance outlined in FASB Interpretations (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”) as it relates to computing expense when appreciation rights vest over time.

Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return.  FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 did not have a significant effect on the Company’s unaudited condensed financial statements.

Registration Payment Arrangements

The Company accounts for registrations rights in accordance with FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“EITF-00-19-2”). The Company examines the probability that the registration of all shares of common stock in connection with future possible exercises of outstanding warrants to remain effective.  The Company expects the registration such shares to remain effective and therefore no contingent liability has been recorded as of March 31, 2007.

Recent Accounting Pronouncements Issued, Not Yet Adopted

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company will evaluate the potential impact, if any, of the adoption of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides a “Fair Value Option” under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS No. 159 will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years after November 15, 2007. SFAS No. 159 also allows early adoption provided that the entity also adopts the requirements of SFAS No. 157. The Company does not believe the adoption of SFAS No. 159 will have a material impact, if any, on its financial statements.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company’s financial statements.

3. Stock-Based Compensation

The Company issues stock-based compensation to its officers, directors, employees and consultants under its 2004 Stock Option and Grant Plan (the “Stock Option Plan”). There are 9,000,000 shares authorized under the Stock Option Plan. The maximum life of options granted is generally 10 years and the options generally vest over a period of four years. The Board of Directors of the Company may approve other vesting schedules. Vested options may be exercised in whole or in part. The exercise price is determined by the Board of Directors considering factors such as recent sales of stock, results of operations and the state of the Company’s business and industry.

A summary of stock-based compensation expense recognized during the three months ended March 31, 2007 and 2006 is presented below:

	Three Months Ended March 31,
	2007	2006
Membership services	$17,824	$45,520
Selling, general and administrative	62,943	535,813
Non-employees	175,373	19,245
Total option expense	$256,140	$600,578

A summary of options activity for the three months ended March 31, 2007 is presented below:

	Options	Weighted Average Exercise Price
Outstanding, December 31, 2006	7,213,250	$0.14
Granted	10,000	2.00
Exercised	-	-
Forfeited or expired	(12,500)	0.18
Outstanding, March 31, 2007	7,210,750	$0.72
Exercisable, March 31, 2007	3,675,250	$0.74

The fair value of each stock option grant is estimated on the date of grant. A Black-Scholes option-pricing model, applying the following range of assumptions, was used to estimate the fair value for stock options issued:

	Three Months Ended March 31,
	2007	2006
Expected Volatility	82%	68.83%
Risk-free rate	4.58% - 4.65%	4.58% - 4.83%
Expected life of options	5 - 10 years	10 years

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

Due to the Company’s limited history as a public company, the Company has estimated expected volatility based on the historical volatility of certain companies as determined by management. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s intent not to issue a dividend under its dividend policy. The expected term for stock options granted to employees is based on the simplified method in accordance with Staff Accounting Bulletin No. 107 on Share Based Payment.

The weighted average grant-date fair value of the options granted was $1.50 per share and $0.47 per share for the three months ended March 31, 2007 and 2006, respectively.

The options outstanding at March 31, 2007 have a weighted average remaining contractual life of approximately 8.1 years and an intrinsic value of $8,399,850.

The options which are exercisable at March 31, 2007 have a weighted average remaining contractual life of approximately 8.1 years, and an intrinsic value of $3,104,100.

As of March 31, 2007, there was $1,048,960 of total deferred compensation cost related to options issued to employees that will be recognized in expense over a weighted average period of 1.57 years.

4.	Debt

Debt financings consist of the following as of March 31, 2007:

	Principal	Unamortized DebtDiscount	Net
Laurus Convertible Notes	$4,100,000	$(1,167,075)	$2,932,925
Junior Notes	3,000,000	(850,107)	2,149,893
Apollo Medical Partners, LP	2,700,000	-	2,700,000
Apollo Medical Offshore Partners, LP	1,300,000	-	1,300,000
	$11,100,000	$(2,017,182)	9,082,818
Less current portion			6,623,370
Long term portion			$2,459,448

Debt Discount and Debt issuance costs

During the three months ended March 31, 2007, and 2006, $799,945 and $654,055, respectively, of the discount on the Laurus Convertible Notes and the Junior Notes (the “Notes”) was amortized and included in amortization of debt discounts and debt issuance costs on the accompanying condensed statements of operations. During the three months ended March 31, 2007, and 2006, $32,192 and $10,859, respectively, of debt issuance costs have been amortized and included in amortization of debt discounts and debt issuance costs on the accompanying condensed statements of operations.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

Repayment Terms of Convertible Notes

Flagship was originally required to repay the Notes on a monthly basis over the following 24 months beginning on February 1, 2007. The holders of the Notes and the Company executed a waiver and amendment (the “Amendment”) in February 2007 whereby the parties agreed that the first monthly payment would be deferred until April 1, 2007 and the two payments due in February and March 2007 would be payable in January 2009. The Company has determined that the change in the repayment of the debt per the Amendment did not substantially change the Notes.

5.	Commitments and contingencies

Pending litigation

A former independent contractor (the “Plaintiff”) has filed a lawsuit against the Company and Flagship, among others. The Plaintiff alleges that he was promised employment with the Company and performed services to Flagship based on these promises. The Plaintiff is seeking compensatory and punitive damages, including the issuance of additional shares of stock for these services and attorney fees in an aggregate amount of approximately $1,800,000. The Company believes this lawsuit is without merit and intends to defend it vigorously. In management’s opinion the final resolution of this matter will not have material impact on the financial position or results of operations of the Company.

6.	Warrants

Outstanding warrants issued in connection with financings consist of the following at March 31, 2007:

	Warrants	Exercise Price	Expiration
Laurus warrants to purchase common stock	621,118	$0.92	1/31/2013
Guarantor warrants to purchase common stock	465,839	$0.92	1/31/2013
Junior Note Holder warrants to purchase common stock	815,217	$0.92	1/31/2013
Warrants issued in connection with the sale of stock	832,500	$1.00	Various
	2,734,674

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

7.	Capital Stock

In the first quarter of 2007, the Company sold 565,000 shares of its common stock and issued 282,500 warrants to purchase common stock at $2.00 per unit for an aggregate of $1,130,000. The warrants have a term of seven years and an exercise price of $1.00 per share.

8.	Supplemental disclosure of non-cash investing and financing activities.

	Three Months Ended March 31,		For the period from inception (July 9, 2002) to
	2007	2006	March 31, 2007
Value of contributions in-kind relating to Redeemable Series A Convertible Preferred Stock issued	$-	$-	$85,000
Value of contributions in-kind relating to common stock issued	$-	$-	$760,000
Value of warrants issued in connection with Redeemable Series A Convertible Preferred Stock	$-	$-	$143,066
Common Stock issued to founders	$-	$-	$16,000
Accretion of Redeemable Series A Convertible Preferred Stock	$-	$4,838	$195,937
Accretion of Redeemable Series B Convertible Preferred Stock	$-	$1,995	$37,872
Common stock issued in lieu of compensation	$-	$-	$1,591,406
Conversion of Redeemable Series A Convertible Preferred Stock and Redeemable Series B Convertible Preferred Stock to common stock	$-	$-	$5,509,605
Issuance of shares in connection with acquisition	$-	$-	$(76)
Issuance of common stock in connection with financing	$-	$-	$1,951
Issuance of shares in connection with the share exchange	$-	$-	$1,200
Cancellation of founder’s shares	$-	$-	$3,510
Allocation of value to common stock, issued in connection with the PEMMS Agreement	$-	$-	$186,000
Allocation of value to common stock, issued in connection with convertible debt financing	$-	$3,223,389	$3,135,698
Allocation of warrants issued in connection with convertible debt financings	$-	$-	$457,671
Allocation of value to beneficial conversion feature in connection with convertible debt financings	$-	$1,695,111	$1,695,111
Conversion of short term notes in Junior convertible notes	$-	$3,000,000	$3,000,000

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

9.	Subsequent Events

Convertible Notes

The Company issued $1,050,000 of 9% Convertible Notes in the second quarter of 2007 (the “Bridge Notes”). Total unpaid principal, together with all accrued interest shall be due one year from the issuance date. The Bridge Note holders also received 525,000 warrants to purchase shares of the Company’s common stock at an exercise price equal to $2.00 per share and a five year term. The Bridge Note holders may, at their sole option, convert the remaining outstanding principal and accrued interest, into the form of securities issued in such next round of financing on the same terms and conditions and the same price per share of the securities issued in such financing. The Bridge Notes are currently convertible into an aggregate of 477,273 shares of the Company’s common stock and warrants to purchase 143,182 shares of common stock. The warrants have a term of three years and are exercisable at $3.00 per share.

In April 2007, Flagship issued a warrant representing a right to acquire 200,000 shares of common stock at an exercise price of $2.00 in connection with a loan received from an investor in the amount of $400,000. In May 2007, this loan converted into common stock and warrants. Flagship issued 200,000 shares of common stock and issued warrants, representing a right to acquire 100,000 shares of common stock at an exercise price of $1.00 per share in connection with the conversion of the of the aforementioned loan.

In June 2007, Flagship issued 90,000 shares of common stock and issued warrants, representing a right to acquire 45,000 shares of common stock at an exercise price of $1.00 per share to an investor in connection with his equity investment of $180,000 in Flagship. Flagship also issued 45,000 shares of common stock and issued warrants, representing a right to acquire 22,500 shares of common stock at an exercise price of $1.00 per share to an investor in connection with his equity investment of $90,000 in Flagship. Also in June 2007, Flagship issued 1,463,317 shares of common stock and issued warrants, representing the right to acquire 731,659 shares of common stock at an exercise price of $1.00 per share to an investor in connection with his conversion of an outstanding promissory note and accrued interest of $2,926,634 in Flagship. Flagship also issued 704,560 shares of common stock and issued warrants, representing the right to acquire 352,280 shares of common stock at an exercise price of $1.00 per share to an investor in connection with his conversion of an outstanding promissory note and accrued interest of $1,409,120 in Flagship.

In July 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with FrontPoint Healthcare Fund, L.P., FrontPoint Healthcare Fund 2X, L.P., FrontPoint Healthcare Horizons Fund, L.P. and FrontPoint Healthcare Long Horizons Fund, L.P. (collectively, the “Buyer”). Under the Securities Purchase Agreement, the Buyer purchased from the Company an aggregate of 6,809,258 shares of the common stock for an aggregate principal amount of $14,231,349. In connection with the Securities Purchase Agreement, the Company also issued three year warrants to the Buyer, representing the right to acquire 2,042,777 shares of common stock at an exercise price of $3.00 per share.

Flagship Global Health, Inc.
(Formerly known as Patients & Physicians, Inc.)
(A Development Stage Company)
Notes to Condensed Financial Statements (unaudited)

In accordance with the terms and conditions of the Securities Purchase Agreement, the Company and the Buyer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to register the Buyer’s shares of common stock issued under the Securities Purchase Agreement and the common stock underlying the warrants.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly
known as Finity Holdings, Inc.)
(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Flagship Global Health, Inc.

We have audited the accompanying consolidated balance sheet of Flagship Global Health, Inc. and Subsidiary (formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.) (a development stage company) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2006 and 2005, and for the period from inception (July 9, 2002) to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flagship Global Health, Inc. and Subsidiary (formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.) as of December 31, 2006, and their consolidated results of operations and cash flows for the years ended December 31, 2006 and 2005, and for the period from inception (July 9, 2002) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in the development stage, has incurred net losses from inception and has working capital and stockholders’ deficiencies. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J. H. Cohn LLP
Jericho, New York
March 28, 2007

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Consolidated Balance Sheet
As of December 31, 2006

ASSETS
Current Assets:
Cash and cash equivalents	$941,733
Prepaid expenses and other current assets	162,959
Total current assets	1,104,692

Property and equipment, net	433,586
Debt issuance costs, net	113,367
Restricted cash	824,117
Goodwill	61,912
Intangible assets, net	44,917
Other assets	1,265

Total assets	$2,583,856

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$206,873
Accrued liabilities	364,647
Notes payable, current portion, net of unamortized discount	5,606,078
Total current liabilities	6,177,598

Notes payable, net of current portion and unamortized discount	2,676,795
Deferred rent liability	272,716

Total liabilities	9,127,109

COMMITMENTS AND CONTINGENCIES

Stockholders' Deficit:
Preferred stock, $0.001 par value: 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2006	-
Common stock, $0.001 par value: 125,000,000 shares authorized, 58,484,385 shares issued and outstanding at December 31, 2006	58,484
Additional paid-in capital	18,004,468
Deficit accumulated during the development stage	(24,606,205)

Total stockholders' deficit	(6,543,253)

Total liabilities and stockholders' deficit	$2,583,856

See Notes to Consolidated Financial Statements

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations
For the years ended December 31, 2006 and 2005
and for the period from inception (July 9, 2002) to December 31, 2006

	Years Ended December 31,		For the period from inception (July 9, 2002) to December 31,
	2006	2005	2006
Subscription revenue	$73,419	$5,194	$78,613
Cost of revenue	15,999	2,649	18,648

Gross profit	57,420	2,545	59,965

Costs and expenses:
Membership services	2,396,851	1,959,066	5,610,150
Selling, general and administrative (including depreciation and amortization of $237,061, $263,131 and $527,348)	7,147,372	5,494,288	14,851,331
Loss on sale of equipment	88,953	-	88,953
Impairment of long-lived assets	13,323	97,500	505,377

Total costs and expenses	9,646,499	7,550,854	21,055,811

Loss from operations	(9,589,079)	(7,548,309)	(20,995,846)

Interest income	66,730	6,341	79,466
Amortization of debt discounts and debt issuance costsc	(2,893,937)	-	(2,893,937)
Interest expense	(779,319)	(57,209)	(836,528)
Other income and expenses, net	40,640	-	40,640

Loss before provision for income taxes	(13,154,965)	(7,599,177)	(24,606,205)

Provision for income taxes	-	-	-

Net loss	(13,154,965)	(7,599,177)	$(24,606,205)

Accretion of preferred stock	(193,858)	(23,728)
Net loss attributable to common stockholders	$(13,348,823)	$(7,622,905)

Weighted average number of shares outstanding, basic and diluted	49,350,388	34,069,022

Net loss per share, basic and diluted	$(0.27)	$(0.22)

See Notes to Consolidated Financial Statements

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficit)
For the period from inception (July 9, 2002) to December 31, 2006

	Common stock		Additional Paid-in	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Capital	Stage	(Deficit)
Balances at July 9, 2002 (inception)	-	$-	$-	$-	$-
Issuance of common stock to founders at $0.001 per share in August 2002	16,000,000	16,000	-	-	16,000
Sale of common stock at $0.044 per share in August 2002	2,857,150	2,857	122,143	-	125,000
Net loss	-	-	-	(107,271)	(107,271)
Balances at December 31, 2002	18,857,150	18,857	122,143	(107,271)	33,729
Issuance of common stock in exchange for goods and services at $0.056 per share in August 2003	13,678,910	13,679	746,321	-	760,000
Issuance of common stock to employees at $0.056 per share in August 2003	1,510,000	1,510	82,386	-	83,896
Cancellation of founders’ shares at $0.001 per share in August 2003	(3,510,000)	(3,510)	3,510	-	-
Issuance of options to purchase common stock to employees for services	-	-	37,243	-	37,243
Net loss	-	-	-	(495,895)	(495,895)
Balances at December 31, 2003	30,536,060	30,536	991,603	(603,166)	418,973
Exercise of stock options at $0.035 per share in August 2004	1,000,000	1,000	34,000	-	35,000
Value of warrants issued in connection with the sale of Redeemable Series A Convertible Preferred Stock	-	-	143,066	-	143,066
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(16,223)	-	(16,223)
Issuance of options to purchase common stock to employees for services	-	-	95,162	-	95,162
Issuance of options to purchase common stock to non-employees for services	-	-	275,951	-	275,951
Net loss	-	-	-	(3,248,897)	(3,248,897)
Balances at December 31, 2004	31,536,060	31,536	1,523,559	(3,852,063)	(2,296,968)
Exercise of stock options at $0.20 per share in September 2005	250	-	50	-	50
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(19,473)	-	(19,473)
Accretion of Redeemable Series B Convertible Preferred Stock	-	-	(4,255)	-	(4,255)
Stock issued in lieu of compensation at $0.525 per share in March 2005	3,031,250	3,031	1,588,375	-	1,591,406
Issuance of options to purchase common stock to employees for services	-	-	243,470	-	243,470
Issuance of options to purchase common stock to non-employees for services	-	-	321,179	-	321,179
Net loss	-	-	-	(7,599,177)	(7,599,177)
Balances at December 31, 2005	34,567,560	34,567	3,652,905	(11,451,240)	(7,763,768)
Allocation of value to common stock issued in connection with convertible debt financings at $.001 per share in January 2006	7,968,950	7,969	3,127,729	-	3,135,698
Allocation of value to warrants issued in connection with convertible debt financings	-	-	457,671	-	457,671
Allocation of value to beneficial conversion feature in connection with convertible debt financings	-	-	1,695,111	-	1,695,111

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficit)
For the period from inception (July 9, 2002) to December 31, 2006

	Common stock		Additional Paid-in	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Capital	Stage	(Deficit)
Conversion of Redeemable Series A Convertible Preferred Stock in connection with acquisition	7,755,481	7,755	2,117,244	-	2,124,999
Conversion of Redeemable Series B Convertible Preferred Stock in connection with acquisition	5,205,764	5,206	3,379,400	-	3,384,606
Issuance of shares in connection with acquisition in June 2006	174,130	174	(250)	-	(76)
Exercise of vested options at $0.89 per share in January 2006	2,500	2	2,223	-	2,225
Exercise of vested options at $0.10 per share in May 2006	75,000	75	7,425	-	7,500
Exercise of vested options at $0.20 per share in May 2006	12,500	13	2,487	-	2,500
Exercise of vested options at $0.10 per share in June 2006	110,000	110	10,890	-	11,000
Exercise of vested options at $0.20 per share in June 2006	12,500	13	2,487	-	2,500
Accretion of Redeemable Series A Convertible Preferred Stock	-	-	(160,241)	-	(160,241)
Accretion of Redeemable Series B Convertible Preferred Stock	-	-	(33,617)	-	(33,617)
Issuance of shares to broker in connection with Share Exchange at $.001 per share in June 2006	1,200,000	1,200	(1,200)	-	-
Issuance of shares to PEMMS in connection with acquisition of assets at $.62 per share in July 2006	300,000	300	185,700	-	186,000
Issuance of options to purchase common stock to employees for services	-	-	1,075,008	-	1,075,008
Issuance of options to purchase common stock to non-employees for services	-	-	284,596	-	284,596
Issuance of common stock and warrants in connection with interim financing at $2.00 per unit in December 2006	1,100,000	1,100	2,198,900		2,200,000
Net loss	-	-	-	(13,154,965)	(13,154,965)
Balances at December 31, 2006	58,484,385	$58,484	$18,004,468	$(24,606,205)	$(6,543,253)

See Notes to Consolidated Financial Statements

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005
and for the period from inception (July 9, 2002) to December 31, 2006

	Years Ended December 31,		For the period from inception (July 9, 2002) to December 31,
	2006	2005	2006
OPERATING ACTIVITIES
Net loss	$(13,154,965)	$(7,599,177)	$(24,606,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1,359,604	564,649	2,332,609
Amortization of debt discounts and debt issuance costs	2,893,937	-	2,893,937
Depreciation and amortization expense	237,061	263,131	527,348
Deferred rent liability	195,327	42,594	272,716
Loss on sale of equipment	88,953	-	88,953
Common stock issued in exchange for services	-	-	251,683
Preferred stock issued in exchange for services	-	-	85,000
Common stock issued to employees	-	-	83,896
Common stock issued to founders	-	-	16,000
Common stock issued to employees in lieu of compensation	-	985,156	985,156
Note payable in lieu of compensation	-	165,000	165,000
Impairment of long-lived assets	13,323	97,500	505,377
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	166,968	(304,286)	(162,959)
Other non current assets	(1,265)	-	(1,265)
Restricted assets	(689,117)	-	(824,117)
Accounts payable and accrued liabilities	(240,563)	255,387	1,177,695
Net cash used in operating activities	(9,130,737)	(5,530,046)	(16,209,176)
INVESTING ACTIVITIES
Purchases of property and equipment	(137,587)	(531,304)	(1,076,539)
Proceeds from the sale of equipment	25,000	-	25,000
Net cash used in investing activities	(112,587)	(531,304)	(1,051,539)
FINANCING ACTIVITIES
Proceeds from (payments to) stockholders	(18,130)	(13,086)	83,763
Proceeds from issuance of common stock and warrants	2,206,018	-	2,332,969
Proceeds from exercise of stock options	25,725	50	60,775
Proceeds from issuance of Redeemable Series A Convertible Preferred Stock	-	-	1,735,000
Costs associated with issuance of Redeemable Series A Convertible Preferred Stock	-	-	(52,871)
Proceeds from exercise of warrants to purchase Redeemable Series A Convertible Preferred Stock	137,120	167,880	305,000
Proceeds from issuance of Redeemable Series B ConvertiblePreferred Stock	-	3,383,748	3,383,748
Costs associated with issuance of Redeemable Series B Convertible Preferred Stock	-	(37,015)	(37,015)
Proceeds from issuance of notes payable	4,000,000	2,935,000	6,935,000
Bank overdraft, net	(68,478)	68,478	-
Debt issuance costs	(166,942)	(58,379)	(225,321)
Repayments of notes payable	(250,000)	(250,000)	(500,000)
Proceeds from issuance of secured convertible term notes, net	4,181,400	-	4,181,400
Net cash provided by financing activities	10,046,713	6,196,676	18,202,448
Net increase in cash	803,389	135,326	941,733
Cash at beginning of period	138,344	3,018	-
Cash at end of period	$941,733	$138,344	$941,733
Supplemental cash flow information
Cash payments for interest	$593,399	$-	$593,399

See Notes to Consolidated Financial Statements

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

1.	Nature of Business and Basis of Presentation

Organization

Flagship Global Health, Inc (“Flagship”) (formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.) was organized on February 5, 1993.

On June 27, 2006, Flagship closed an Exchange Agreement (the "Share Exchange") with all of the stockholders of Flagship Patient Advocates, Inc. (“Advocates”) (formerly U.S. Open Healthcare Management, Inc.) whereby Flagship acquired all of the issued and outstanding capital stock of Advocates. Upon completion of the Share Exchange, Advocates stockholders controlled approximately 99% of the then issued and outstanding common stock. Prior to the Share Exchange, Flagship was a shell company. Post the Share Exchange, Advocates business activities were the activities of Flagship. As a result of these factors, this transaction has been treated as a reverse merger and a capital transaction, equivalent to the issuance of stock by Advocates for Flagship’s net assets and, accordingly, the historical financial statements prior to June 27, 2006 are those of Advocates. All shares and per share data prior to the Share Exchange have been restated to reflect the stock issuances and the effect of the closing of the Share Exchange.

On January 12, 2007, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware, pursuant to which Flagship merged with its wholly owned subsidiary, Advocates. As a result of the merger, Flagship assumed all the obligations of Advocates and the operations of Advocates were dissolved. As the surviving entity, Patients & Physicians, Inc. changed its name to Flagship Global Health, Inc. on January 12, 2007.

To date, Flagship has been focused on developing a membership-based specialty healthcare advocacy company that provides physician referrals on a priority basis, emergent care needs, a personal electronic internet-based medical record repository and air evacuation to its members, all linked by a sophisticated IT management system.

Flagship has not generated significant revenues through December 31, 2006, and is considered to be a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The accompanying consolidated financial statements have been prepared on a going concern basis. As shown in the accompanying consolidated financial statements, Flagship has a working capital deficit of $5,072,906 and has incurred losses in the development stage totaling $24,606,205 for the period from inception (July 9, 2002) to December 31, 2006. These factors, among others, indicate that there is substantial doubt about Flagship’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management recognizes that Flagship’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to allow Flagship to continue the development of its business plan and satisfy its obligations on a timely basis. Management believes that such cash flows will be funded by additional equity and/or debt financings through the time in which Flagship emerges from the development stage, if ever, and generates sufficient positive cash flows from its operations, if ever. However, there can be no assurance that management’s plans will be achieved.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

All references to “Company”, “our”, “us”, or “we” shall apply to Flagship Global Health, Inc. and Flagship Patient Advocates, Inc.

3.	Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Flagship and Advocates. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenues, if any, and expenses during the reporting period.

The accounting estimates that require management’s most difficult and subjective judgments include capitalization of certain assets, depreciable and amortizable lives, impairment of long-lived assets, the fair value of equity instruments issued and expected volatility of common stock. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Reclassifications

Certain reclassifications have been made in the prior period consolidated financial statements to conform to the current period’s presentation.

Restricted Cash

Included in restricted assets on the accompanying consolidated balance sheet as of December 31, 2006, is cash of $824,117, which is being held to secure letters of credit, related to the Company’s office space operating leases (Note 11).

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment, consisting principally of computer equipment and capitalized purchased and internally developed software programs, are recorded at cost. Depreciation and amortization are provided for, using the straight-line method, in amounts sufficient to relate the cost of depreciable and amortizable assets to operations over their estimated useful lives. Repairs and maintenance are charged to operations as incurred.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

A summary of the estimated useful lives of the property and equipment is presented below:

Estimated useful lives
Computer hardware	3 years
Computer software	3 years
Equipment	5 years
Furniture and fixtures	6 years
Leasehold improvements	Shorter of life of asset or lease term

The Company has adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires that certain costs incurred in purchasing or developing software for internal use be capitalized as internal use software development costs and included in fixed assets. Amortization of the software begins as software is ready for its intended use.

Depreciable/Amortizable Tangible Long-Lived Assets

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of tangible long-lived assets based on its expectations of future profitability, undiscounted cash flows and management’s plans with respect to the operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) approximate their carrying amounts presented in the accompanying consolidated balance sheet at December 31, 2006.

Revenue Recognition

The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”) as amended by SAB No. 104, Revenue Recognition, revised and updated (“SAB No. 104”), which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured.

The Company sells memberships to individuals and institutions for access to its healthcare service offerings. The Company recognizes revenue ratably over the term of the membership.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

Goodwill and Acquired Intangible Assets

Goodwill

Goodwill represents the Company’s allocation of the cost to acquire PEMMS Limited (“PEMMS”) (Note 12) in excess of the fair value of net assets acquired. The purchase price and its allocation, to reflect the fair values of assets acquired and liabilities assumed, have been based upon management’s estimates. Under SFAS No. 142 Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is not amortized but is reviewed for impairment annually. The Company performs its annual goodwill impairment evaluation, once a year or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Application of the goodwill impairment evaluation requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment. Goodwill at December 31, 2006 was $61,912.

Intangible Assets

Intangible assets are accounted for under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Intangible assets arose from a business combination and consist of customer relationships that are amortized, on a straight-line basis, over five years. The Company follows the disclosure requirements of SFAS No. 142. Intangible assets are reviewed for impairment under the provisions of SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets, net, at December 31, 2006 were $44,917.

Stock-Based Compensation

Since inception, the Company has accounted for share-based compensation to employees and directors in accordance with SFAS No. 123® Share-Based Payment (“SFAS No. 123®”), which requires the recognition of compensation expense for employee stock options and other share-based payments. Under SFAS No. 123®, expense related to employee stock options and other share-based payments is recognized over the relevant service period based on the fair value of each stock option grant.

The Company has accounted for non-employee compensation expense in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), which requires non-employee stock options to be measured at their fair value as of the earlier of the date at which a commitment for performance to earn the equity instruments is reached (“performance commitment date”) or the date at which performance is complete (“performance completion date”). Non-employee stock options which involve only performance conditions when neither the performance commitment date nor performance completion date has occurred as of the interim financial reporting date are accounted for by measuring the instrument’s then-current fair value. As of December 31, 2006, the Company accounted for 1,900,000 options under the guidance of EITF 96-18.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

The Company has followed the guidance outlined in FASB Interpretations (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”) as it relates to computing expense when appreciation rights vest over time.

Income Taxes

The Company accounts for deferred income taxes in accordance with SFAS 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Net Loss Per Share

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Basic loss per share is computed by dividing loss applicable to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effect of outstanding warrants and options and debt conversion features is antidilutive, due to the losses of the Company, they have been excluded from the Company’s computation of net loss per share for the years ended December 31, 2006 and 2005, respectively. Therefore, basic and diluted loss per share were the same for the years ended December 31, 2006 and 2005. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for the years ended December 31, 2006 and 2005 was 17,554,313 and 5,797,767, respectively.

Recent Accounting Pronouncements Issued, Not Yet Adopted

In June 2006, FASB issued Interpretation No.48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be applicable to the Company beginning January 1, 2007. The Company does not believe FIN 48 will have any immediate impact on its consolidated financial statements and related disclosures.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance applies to financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company will evaluate the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial statements.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

In February 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides a “Fair Value Option” under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS No. 159 will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years after November 15, 2007. SFAS No. 159 also allows early adoption provided that the entity also adopts the requirements of SFAS No. 157. The Company does not believe the adoption of SFAS No. 159 will have a material impact, if any, on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s consolidated financials statements and related disclosures.

3.	Stock-Based Compensation

The Company issues stock-based compensation to its officers, directors, employees and consultants under its 2004 Stock Option and Grant Plan (the “Stock Option Plan”). There are 9,000,000 shares authorized under the Stock Option Plan. The maximum term of options granted is generally 10 years and the options generally vest over a period of four years. The Board of Directors of the Company may approve other vesting schedules. Vested options may be exercised in whole or in part. The exercise price, which is equal to or greater than the fair market value of the common stock, is determined by the Board of Directors considering factors such as quoted stock prices, recent sales of stock, results of operations and the state of the Company’s business and industry.

A summary of stock-based compensation expense recognized during the years ended December 31, 2006 and 2005 is presented below:

	Year Ended December 31,
	2006	2005
Membership Services	$67,134	$28,324
Selling, General and Administrative	1,007,874	215,146
Non-Employees	284,596	321,179
Total Options Expense	$1,359,604	$564,649

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

A summary of option activity for the year ended December 31, 2006 is presented below:

	Options	Weighted Average Exercise Price
Outstanding, December 31, 2005	5,081,750	$0.14
Granted	3,851,000	1.30
Exercised	(212,500)	0.12
Forfeited or expired	(1,507,000)	0.38
Outstanding, December 31, 2006	7,213,250	$0.72
Exercisable, December 31, 2006	2,838,000	$1.52

The fair value of each stock option grant to employees is estimated on the date of grant. A Black-Scholes option-pricing model, applying the following assumptions, was used to estimate the fair value for employee stock options issued:

	Year Ended December 31,
	2006	2005
Expected volatility	68.83% - 83.95%	80.67%
Risk-free rate	4.58% - 5.03%	4.39% - 4.58%
Expected term of options	5 - 10 years	10 years
Dividend yield	0%	0%

Due to the Company’s limited history as a public company, the Company has estimated expected volatility based on the historical volatility of certain companies as determined by management. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s intent not to issue a dividend under its dividend policy. The expected term is based on the simplified method in accordance with Staff Accounting Bulletin No. 107 on Share Based Payment.

The weighted average grant-date fair value of the options granted was $1.29 per share and $0.47 per share for the years ended December 31, 2006 and 2005, respectively.

The options outstanding at December 31, 2006 have a weighted average remaining contractual term of approximately 7.8 years and an intrinsic value of $12,577,900.

The options which are exercisable at December 31, 2006 have a weighted average remaining contractual term of approximately 6.4 years, and an intrinsic value of $3,977,375.

The options exercised during the year ended December 31, 2006 had an intrinsic value of $165,675.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

As of December 31, 2006, there was $1,412,159 of total deferred compensation cost related to options issued to employees that will be recognized in expense over a weighted average period of approximately 1.7 years.

4.	Property and Equipment, net

Property and equipment, net, consisted of the following at December 31, 2006:

Asset	Amount
Computer hardware	$206,186
Computer software	413,790
Equipment	94,388
Furniture and fixtures	56,712
Leasehold improvements	9,652
780,728
Less: accumulated depreciation and amortization	(347,142)
$433,586

Depreciation and amortization expense was $226,978 and $263,131 for the years ended December 31, 2006 and 2005, respectively.

5.	Intangible Assets

The Company’s intangible assets, consisting primarily of customer relationships, were acquired and accounted for using the purchase method of accounting. The Company did not have any intangible assets prior to the acquisition of PEMMS (Note 12) in February 2006. The following table summarizes the net intangible asset as of December 31, 2006:

Intangible	Amortization Period	Gross Asset Value	Accumulated Amortization	Net Asset Value
Customer relationships	5 years	$55,000	$(10,083)	$44,917

Amortization expense was $10,083 and $0 for the years ended December 31, 2006 and 2005, respectively.

Estimated amortization expense related to the intangible assets subject to amortization at December 31, 2006 for each of the years in the five year period ending December 31, 2011 is as follows:

2007	$11,000
2008	11,000
2009	11,000
2010	11,000
2011	917
Total	$44,917

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

6.	Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2006:

Accrued professional fees	$84,851
Accrued interest payable	243,129
Deferred revenue	33,257
Other accrued liabilities	3,410
$364,647

7.	Debt

Debt financings consisted of the following as of December 31, 2006:

	Principal	Unamortized Debt Discount	Net
Laurus Convertible Notes	$4,100,000	$(1,629,897)	$2,470,103
Junior Notes	3,000,000	(1,187,230)	1,812,770
Apollo Medical Partners, LP	2,700,000	-	2,700,000
Apollo Medical Offshore Partners, LP	1,300,000	-	1,300,000
	$11,100,000	$(2,817,127)	8,282,873
Less current portion			5,606,078
Long term portion			$2,676,795

Convertible Notes

Laurus Notes

On January 30, 2006 Advocates entered into a securities purchase agreement (the “Laurus Securities Agreement”) with Laurus Master Fund, Ltd. (“Laurus”). Under the Laurus Securities Agreement, Laurus purchased from Advocates a secured convertible term note (the “Laurus Convertible Note”) in an aggregate principal amount of $4,100,000, which is collateralized by substantially all of Advocates assets. The Laurus Convertible Note bears interest at 1.0% above the prime rate, with a minimum interest rate of 7%, and is convertible in whole or in part into common stock of the Company at a fixed conversion price of $0.90 per share at the election of Laurus.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

Junior Notes

During 2005, Advocates issued an aggregate of $3,100,000 in short-term notes, of which $2,050,000 was issued to officers and directors of the Company. Of the aggregate amount issued, $165,000 was issued to an officer of the Company in lieu of compensation. In February 2005, $250,000 of the amounts due to an officer of the Company was repaid. Of the aggregate amount issued, $2,850,000 was outstanding at December 31, 2005. During January 2006, Advocates issued an additional $400,000 in short-term notes and repaid $240,000, and $10,000 of the notes issued in 2005, in January 2006 and August 2006, respectively (Note 17).

On January 30, 2006 Advocates entered into a securities purchase agreement (the “Junior Securities Agreement”) with certain holders of Advocates short-term notes. Under the Junior Securities Agreement, the note holders (the “Junior Note Holders”) agreed to convert $3,000,000 of the short-term notes previously issued into secured convertible term notes (the “Junior Notes”) in Advocates. The Junior Notes have substantially the same terms as the Laurus Convertible Note. The Junior Notes bear interest at 1.0% above the prime rate, with a minimum interest rate of 7% and are convertible in whole or in part into common stock of the Company at a fixed conversion price of $0.90 per share at the election of each of the Junior Note Holders.

Laurus and Junior Notes

On January 30, 2006, in connection with the Laurus Convertible Note and the Junior Notes (collectively the “Notes”), Advocates issued 7,968,950 shares of common stock to the investors for consideration of $7,969 and issued warrants to purchase 1,902,174 shares of common stock at an exercise price of $0.92 per share. The warrants have a term of seven years. The aforementioned common shares and warrants include 1,951,596 shares of common stock and warrants to purchase 465,839 shares of common stock, valued at $176,767, issued to certain shareholders and officers (the “Guarantors”) that provided a limited guarantee of the Company’s obligation to Laurus.

The Company allocated the $7,100,000 of proceeds from the Notes based on the computed relative fair values of the debt, stock and warrant instruments issued to Laurus, the Junior Note Holders and the Guarantors. The common stock issued was valued based on management’s estimate of the fair value of the Company’s common stock of $0.62 per share or a fair value of $4,932,780 and relative fair value of $3,127,729 for the common stock. The warrants were valued using a Black-Scholes pricing model with the following assumptions: (1) common stock fair value of $0.62 per share, (2) expected volatility of 67.63%, (3) risk-free interest rate of 4.39%, (4) term of 7 years, and (5) no dividend, which resulted in a fair value of $721,799 and a relative fair value of $457,671 for the warrants. Accordingly, the resulting relative fair value allocated to the debt component of $3,196,000 was used to measure the intrinsic value of the embedded conversion option of the Notes which resulted in a beneficial conversion feature of $1,695,111 recorded to additional paid-in capital. The aggregate amounts allocated to the warrants, equity instruments and beneficial conversion feature of $5,599,110 were recorded as a debt discount at the date of issuance of the Notes and are being amortized to debt discounts and debt issuance costs using the interest method over the stated maturities of the Notes. The initial aggregate carrying value of the Notes at the time of closing was $1,500,890 after the debt discounts.

At the date of issuance of the Notes, management initially estimated the fair value of the Company’s common stock as a private company based on a recent financing transaction and allocated the proceeds from the Notes based on such estimated values. During 2006 the Company estimated the value of its common stock in connection with an acquisition (Note 12). Based on updated information, changes have been made to certain accounting estimates (Note 17).

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

The fair value of the debt proceeds was determined by calculating the net present value of the future payment on the notes using a discount rate of 25% and an interest rate of 7% yielding a total net present value of $5,040,510. Transaction fees totaling $318,600 paid to Laurus, or its affiliates, and the Junior Note Holders in connection with this financing were netted against the proceeds and considered in the calculation of the beneficial conversion feature. Financing costs of $225,321 paid to third parties associated with this financing were recorded as debt issuance costs and included on the accompanying consolidated balance sheet at December 31, 2006. These costs are being amortized over the term of the Notes.
During the years ended December 31, 2006, and 2005, $2,781,983 and $0, respectively, of the discount on the Notes were amortized and included in amortization of debt discounts and debt issuance costs on the accompanying consolidated statements of operations. Debt issuance costs allocated are amortized over the term of the debt using the interest method, which produces a constant periodic rate of return. During the years ended December 31, 2006, and 2005, $111,954 and $0, respectively, of debt issuance costs have been amortized and are included in amortization of debt discounts and debt issuance costs on the accompanying consolidated statements of operations.

Repayment Terms

The Notes are payable in monthly installments commencing April 2007 to Laurus and each of the Junior Note Holders in amounts ranging from $2,083 to $170,833.  Aggregate payments due related to the Notes is approximately $2,662,000, $3,550,000 and $888,000 in 2007, 2008 and 2009, respectively. The terms of the Notes provide that in the event that any of the principal is converted into common stock, the amount converted shall be credited against the next monthly payment.  Advocates has the option, but not the obligation, of prepaying any outstanding principal of the Notes by paying the principal, accrued interest, and a redemption premium on the principal of 30%.

Flagship was originally required to repay the Notes on a monthly basis over the following 24 months beginning on February 1, 2007. Laurus and a majority of the Junior Note Holders executed a waiver and amendment whereby the parties agreed that the first monthly payment would be April 1, 2007 and the two payments deferred would be payable in January 2009.

Registration Rights

The Company entered into a registration rights agreement with both Laurus and the Junior Note Holders covering the registration of the common stock issued to Laurus, the Guarantors and the Junior Note Holders, the common stock underlying the Notes and the warrants issued to Laurus, the Guarantors and the Junior Note Holders. The Company filed a registration statement on Form SB-2 which became effective on September 11, 2006. The Company is required to use its best efforts to keep the registration statement continuously effective until the date which is the earlier of when (i) all registrable securities have been sold or (ii) all registrable securities covered by such registration statement may be sold immediately without registration under the Securities Act and without volume restrictions.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

Promptly after the closing of the Share Exchange, Flagship assumed all the outstanding obligations of Advocates under the Notes.

Apollo Short Term Convertible Notes

On June 7, 2006 the Company issued notes payable to Apollo Medical Partners, LP and Apollo Medical Offshore Partners, LP in the amounts of $2,700,000 and $1,300,000, respectively (the “Apollo Notes”). Interest on the notes accrues at 8% based on a 365-day year, and will be paid at maturity of the Apollo Notes. Any unpaid interest plus remaining principal on the Apollo Notes is due and payable on June 7, 2007. The Apollo Notes, including all accrued interest, will convert into the form of securities issued in the next round of financing on the same terms and conditions as such financing; provided, however, that such financing results in an additional $4 million in funding.

As of December 31, 2006, there was $56,554 and $186,575 of accrued interest expense associated with the Notes and the Apollo Notes, respectively, included in accrued liabilities on the accompanying consolidated balance sheet.

8.	Redeemable Convertible Preferred Stock

Redeemable Series A Convertible Preferred Stock

In January 2006, 500,439 warrants to purchase Series A Preferred Stock were exercised at $0.274 per share for an aggregate purchase price of $137,120.

In connection with the Exchange Agreement (Note 9), all of Advocates outstanding Redeemable Series A Convertible Preferred Stock was exchanged on a one-for-one basis for newly issued common stock of Flagship. At December 31, 2006 there were no shares of Redeemable Series A Convertible Preferred Stock authorized and no shares issued and outstanding.

Redeemable Series B Convertible Preferred Stock

In connection with the Exchange Agreement (Note 9), all of Advocates outstanding Redeemable Series B Convertible Preferred Stock was exchanged on a one-for-one basis for newly issued common stock of Flagship. At December 31, 2006 there were no shares of Redeemable Series B Convertible Preferred Stock authorized and no shares issued and outstanding.

9.	Exchange Agreement

On January 30, 2006, Advocates entered into a Share Exchange Agreement (the “Share Exchange”) with Flagship. The closing of this agreement took place on June 27, 2006. After the closing of the Share Exchange, the minority Flagship shareholders own 174,130 shares, less than 1% of Flagship’s common stock. Flagship acquired all of the issued and outstanding capital stock of Advocates from the Advocates stockholders on a one-for-one basis in exchange for an aggregate of 55,710,255 newly-issued shares of Flagship’s common stock (the “Exchange”). Upon completion of the Exchange, Flagship ceased to be a shell company and the operations of Advocates are the only operations of Flagship. Since the stockholders of Advocates received the majority of the voting shares of Flagship, Flagship will carry on the business of Advocates, and the officers and directors of Advocates are the officers and directors of Flagship, the transaction has been accounted for as Advocates being the accounting acquirer and Flagship being the accounting acquiree. Since Flagship is a non-operating shell corporation and does not fall within the definition of a business as defined in EITF Consensus 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, (“EITF 98-3”), the transaction is equivalent to Advocates issuing stock for the net liabilities of Flagship accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that there are no adjustments to the historical carrying values of the assets and liabilities of Flagship.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

10.	Capital Stock

Interim Financing

In November 2006 the Company commenced a private placement to raise up to $8,000,000 in interim financing (the “Interim Financing”) by issuing up to 4,000,000 newly issued shares of the Company’s common stock at a price of $2.00 per share and up to 1,000,000 warrants to purchase shares of common stock at an exercise price of $1.00 per share and a term of seven years. The investors will receive warrants to purchase one share of the Company’s common stock for every two shares of common stock purchased.

As of December 31, 2006, the Company had sold 1,100,000 shares of its common stock and warrants to purchase 550,000 shares of common stock for an aggregate of $2,200,000 related to the Interim Financing.

In January 2007, the Company sold an additional 565,000 shares of its common stock and issued warrants to purchase 282,500 shares of common stock for an aggregate of $1,130,000 related to the Interim Financing.

Apollo Note Conversion

Once the Company has raised $4,000,000 in the Interim Financing, if ever, the Apollo Notes (Note 7) will convert to equity on the same terms and conditions as the Interim Financing.

11.	Commitments and contingencies

Pending litigation

A former independent contractor (the “Plaintiff”) has filed a lawsuit against the Company. The Plaintiff alleges that he was promised employment with the Company and performed services to the Company based on these promises. The Plaintiff is seeking compensatory and punitive damages, including the issuance of additional shares of stock for these services and attorney fees in an aggregate amount that could reach approximately $1,800,000. The Company believes this lawsuit is without merit and intends to defend it vigorously. In management’s opinion the final resolution of this matter will not have a material impact on the consolidated financial statements of the Company.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

Leases

The Company leases office space under operating leases, which expire through December 31, 2016. As of December 31, 2006, future minimum annual payments under these leases were as follows:

2007	$934,000
2008	1,041,000
2009	1,044,000
2010	1,070,000
2011	764,000
Thereafter	2,715,000
$7,568,000

Rent expense is recognized over the term of the lease on a straight-line basis. Total rent expense was $555,899 and $286,084 for the years ended December 31, 2006 and 2005, respectively.

Pursuant to the terms of a sublease, the Company receives sublease income relating to certain space vacated in 2006. Such sublease income is approximately $317,000, $323,000, $329,000 and $307,000 in 2007, 2008, 2009 and 2010, respectively, which approximates the rent expense related to such space and is for the remaining term of the lease.

12.	Acquisition

On July 12, 2006, the Company entered into an Asset Purchase Agreement (the “PEMMS Agreement”) with PEMMS Limited (“PEMMS”), an early-stage technology company focusing on the electronic personal health record market. Pursuant to the PEMMS Agreement, the Company acquired certain assets, including principally the software and intellectual property for a proprietary secure web-based repository wherein an individual can store and retrieve, among other things, his/her own medical records. The Company also acquired certain contracts and equipment belonging to PEMMS. In exchange for the assets the Company issued PEMMS 300,000 newly issued shares of its common stock.

The Company evaluated the guidance outlined in EITF 98-3 in determining whether the PEMMS transaction is the purchase of a business or an asset purchase. EITF 98-3 provides that if the transfer is comprised of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues of a business it is considered a business combination and not an asset purchase. Considering that the assets transferred in the PEMMS Agreement included all of the elements necessary to allow the Company to continue to conduct operations and that all the employees of PEMMS have been hired by the Company, the transaction has been treated as a business combination.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

Under the purchase method of accounting, the assets and liabilities acquired by the Company from PEMMS are recorded and added to those of the Company at their fair value as of the acquisition date. Further, the results of operations of such assets have been included with those of the Company since the date of acquisition.

The purchase price consists of the fair value of the newly issued common stock issued in connection with the acquisition which has been valued at $186,000, based on the Company’s evaluation of the fair value of it's common stock issued in exchange for the assets (Note 17).

The fair value of the net assets assumed in the purchase have been allocated in the following manner:

Asset	Value
Net fixed assets	$8,088
Software technology	61,000
Customer Relationships	55,000
Goodwill	61,912
Total assets	$186,000

Summarized below are the unaudited pro forma condensed consolidated results of operations for the years ended December 31, 2006 and 2005 as if the results of PEMMS were included for the entire periods presented. The unaudited pro forma results may not be indicative of the results that would have occurred if the acquisition had been completed at the beginning of the period presented or which may be obtained in the future:

	Year Ended December 31,
	2006	2005
Revenue	$73,419	$139,346
Total costs and expenses	(13,241,276)	(7,817,319)
Net loss	(13,167,857)	(7,677,973)
Accretion of preferred stock	(193,858)	(23,728)
Net loss attributable to common stockholders	$(13,361,715)	$(7,701,701)
Weighted average number of shares outstanding, basic and diluted	49,561,621	34,369,022
Net loss per share, basic and diluted	$(0.27)	$(0.22)

After the acquisition of PEMMS assets, all intercompany balances and activities between PEMMS and the Company eliminate in consolidation.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

13.	Retirement Plan

Defined Contribution Plan

The Company has a 401(k) Profit Sharing Plan (the “Plan”) available for substantially all employees who have been with the Company for a minimum of six months. Employees may contribute up to the annual Internal Revenue Service dollar limit. Company contributions to the Plan are at the discretion of the Company.  The Company has not made any contributions to the Plan to date.

14.	Income Taxes

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax was as follows:

	Years Ended December 31,
	2006	2005
Statutory U.S. rate	34.0%	34.0%
State and city income taxes, net of federal benefit	11.0%	11.0%
Non-deductible stock based compensation expense	(3.1%)	0.0%
Effect of valuation allowance	(41.9%)	(45.0%)
Total income tax expense (benefit)	0.0%	0.0%

Significant components of the Company’s deferred tax assets at December 31, 2006 are as follows:

2006
Net operating loss carry-forwards	$9,276,000
Stock-based compensation expense	938,500
Impairment of assets	227,400
Beneficial conversion feature	(387,200)
Deferred rent	122,700
Other, net	10,400
Deferred tax assets, net	10,187,800
Effect of valuation allowance	(10,187,800)
Net deferred tax assets	$-

The following table summarizes the change in the valuation allowance:

	Years Ended December 31,
	2006	2005
Valuation allowance at beginning of year	$(5,125,300)	$(1,718,100)
Charged to provision for income taxes	(5,062,500)	(3,407,200)
Valuation allowance at end of year	$(10,187,800)	$(5,125,300)

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

At December 31, 2006, the Company had net operating loss (“NOL”) carry-forwards of approximately $20,614,000, which expire through 2026, subject to certain limitations. A full valuation allowance has been established because of the uncertainty regarding the Company’s ability to generate income sufficient to utilize the tax losses during the carryforward period.

Under the provision of EITF No. 05-08, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature (“EITF" No. 05-08"), the beneficial conversion feature results in a temporary basis difference for the purpose of applying SFAS 109, Accounting for Income Taxes ("SFAS 109"). The EITF reached a consensus that requires the temporary difference to be recorded as an adjustment to paid-in-capital. The deferred tax benefit resulting from the amortization of the beneficial conversion feature has been fully reserved for because of the lack of objective evidence supporting its realization. When, and if, such amounts become realizable they will be recorded as a component of paid-in-capital.

15.	Warrants

Outstanding warrants issued in connection with financings consist of the following at December 31, 2006:

	Warrants	Exercise Price	Expiration
Laurus warrants to purchase common stock	621,118	$0.92	1/31/2013
Guarantor warrants to purchase common stock	465,839	$0.92	1/31/2013
Junior Note Holder warrants to purchase common stock	815,217	$0.92	1/31/2013
Warrants issued in connection with the Interim Financing	550,000	$1.00	Various
	2,452,174

All of the Series A Preferred Stockholders’ Warrants that were outstanding as of the Exchange (Note 8) were cancelled pursuant to the terms of the warrant agreements.

16.	Related Party Transactions

In March 2005, Flagship issued 3,031,250 shares of common stock to certain members of management to settle $606,250 of compensation costs accrued during the year ended December 31, 2004. The stock was issued at $0.525 per share and resulted in additional compensation expense of approximately $985,156. The individuals receiving common stock included Fred F. Nazem, co-founder, Chairman and Chief Executive Officer, Dr. Stephen J. O’Brien, co-founder and former officer, Richard Howard, director and former President, and Dr. Benjamin Safirstein, director and EVP- Chief Medical Officer of the Company.

Mr. Fred F. Nazem is the sole stockholder and President of Nazem, Inc. From its inception through August 2005, Flagship occupied space in the Nazem, Inc. offices. During that time, Flagship paid monthly rent of $5,940 to Nazem, Inc. for the use of such space. In addition, Nazem, Inc. incurred certain operating expenses on behalf of Flagship and Flagship reimbursed Nazem, Inc., for the payment of such expenses on its behalf.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

On several occasions during the past two years, Fred F. Nazem made loans to Flagship for working capital needs. The following summarizes these loans and their status: (i) a loan of $250,000 was made in December 2004 and repaid in February 2005; (ii) a loan of $10,000 was made in January 2005 and was repaid in August 2006; (iii) loans of $200,000 made in July 2005, $500,000 made in August 2003 and $300,000 was made in September 2005; all of which were converted into the Junior Convertible Notes.

In July 2005, OldIron Sports and Entertainment Company, Inc. loaned Flagship $500,000. This loan was converted into the Junior Convertible Notes. Mr. John H. Flood, III, President of the Company, owns 50% of OldIron Sports and Entertainment Company, Inc.

In December 2005, Mr. John H. Flood, III loaned Flagship $75,000 for working capital purposes. This loan was repaid in February 2006.

In November 2005, Dr. Benjamin Safirstein, Director and EVP- Chief Medical Officer, loaned Flagship $50,000. This loan was converted into the Junior Convertible Notes.

As part of the Laurus Convertible Note, Fred F. Nazem and John H. Flood, III and certain shareholders (the “Guarantors”) of the Company, provided a limited guarantee of the Company’s obligation to Laurus. The Guarantors received an aggregate of 1,951,596 shares of Common Stock and warrants to purchase 465,839 shares of Common Stock, valued at $176,767, for providing such guaranty.

In January 2006, Dr. Mark Gardy and Dr. Roger London, employees of Flagship, each loaned the Flagship $100,000. These loans were converted into the Junior Convertible Notes.

17.	Changes in Accounting Estimates

During 2006, management initially estimated the fair value of the Company’s common stock as a private company based on recent financing transactions. In the last quarter of 2006 the Company re-evaluated the fair value of its common stock in connection with an acquisition (Note 12). Based on the outcome of this valuation, management changed its initial estimated fair value of the Company’s common stock from $0.90 to an estimated fair value of $0.62.

Flagship Global Health, Inc. and Subsidiary
(Formerly known as Patients & Physicians, Inc., formerly known as Finity Holdings, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements

The effect of this change on the Company’s consolidated balance sheet as of December 31, 2006 and its consolidated statement of operations for the year ended December 31, 2006 are summarized below:

Increase(decrease)
Loss from operations	$(1,627,183)
Net loss	$(1,627,183)
Loss per share	$(.03)
Notes payable	$834,679
Goodwill	$(84,000)
Deficit accumulated during the development stage	$(1,627,183)

18.	Supplemental Disclosure of Non-Cash Investing and Financing Activities

	Years Ended December 31,		For the period from inception (July 9, 2002) to
	2006	2005	December 31, 2006
Value of contributions in-kind relating to Redeemable Series A Convertible Preferred Stock issued	$-	$-	$85,000
Value of contributions in-kind relating to common stock issued	$-	$-	$760,000
Value of warrants issued in connection with Redeemable Series A Convertible Preferred Stock	$-	$-	$143,066
Common stock issued to founders	$-	$-	$16,000
Accretion of Redeemable Series A Convertible Preferred Stock	$160,241	$19,473	$195,937
Accretion of Redeemable Series B Convertible Preferred Stock	$33,617	$4,255	$37,872
Common stock issued in lieu of compensation	$-	$1,591,406	$1,591,406
Conversion of Redeemable Series A Convertible Preferred Stock and Redeemable Series B Convertible Preferred Stock to common stock	$5,509,605	$-	$5,509,605
Issuance of shares in connection with acquisition	$(76)	$-	$(76)
Issuance of common stock in connection with financing	$1,951	$-	$1,951
Issuance of shares to a broker in connection with the share exchange	$1,200	$-	$1,200
Cancellation of founders’ shares	$-	$-	$3,510
Allocation of value to common stock, issued in connection with the PEMMS Agreement	$186,000	$-	$186,000
Allocation of value to common stock, issued in connection with convertible debt financings	$3,135,698	$-	$3,135,698
Allocation of warrants issued in connection with convertible debt financings	$457,671	$-	$457,671
Allocation of warrants issued in connection with the interim financing	$594,000	$-	$594,000
Allocation of value to beneficial conversion feature in connection with convertible debt financings	$1,695,111	$-	$1,695,111
Conversion of short term notes into Junior Convertible Notes	$3,000,000	$-	$3,000,000

You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

18,960,014 SHARES

FLAGSHIP GLOBAL HEALTH, INC.

COMMON STOCK

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PROSPECTUS SUPPLEMENT NO. 1

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August 16, 2007